UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D,C, 20549

                            FORM 10 - SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     AXION SPATIAL IMAGING INC.
           ______________________________________________
           (Name of Small Business Issuer in its charter)


             Nevada                                     -
  _______________________________              ___________________
   (State or other jurisdiction of               (I.R.S. Employer
   incorporation or organization)               Identification No.)

     Suite 700, 9925 - 109 Street
      Edmonton, Alberta, Canada                      T5K 2J8
_______________________________________         ________________
(Address of principal executive offices           (Postal Code)


              Tel:  780-423-4413    Fax:  780-423-4468
            ____________________________________________
                   Registrant's telephone numbers

Securities to be registered under Section 12(b) of the Act:

                                None
                                ____

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value per share, 50,000,000 shares authorized, 12,902,239 issued and outstanding as of December 31, 1999.

                        TABLE OF CONTENTS

___________________________________________________________________

                                                               Page

Cross Reference of Item Numbers for Part 1                       2

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . .  3

                              PART I.

Item  1.  Description of Business . . . . . . . . . . . . . . .  3
Item  2.  Description of Property . . . . . . . . . . . . . . . 24
Item  3.  Directors, Executive Officers and
           Significant Employees  . . . . . . . . . . . . . . . 24
Item  4.  Remuneration of Directors and Officers  . . . . . . . 27
Item  5.  Security Ownership of Management and Certain
           Securityholders  . . . . . . . . . . . . . . . . . . 30
Item  6.  Interest of Management and Others in Certain
           Transactions . . . . . . . . . . . . . . . . . . . . 32
Item  7.  Description of Securities being Registered  . . . . . 33

                              PART II

Item  1.  Market Price of and Dividends on the Registrant's
           Common Equity and Other Stockholder Matters. . . . . 36
Item  2.  Legal Proceedings.  . . . . . . . . . . . . . . . . . 37
Item  3.  Changes in and Disagreements with Accountants . . . . 38
Item  4.  Recent Sales of Unregistered Securities.  . . . . . . 38
Item  5.  Indemnification of Directors and Officers . . . . . . 39

                              PART F/S

Audited Financial Statements
 for the year ended December 31, 1997 . . . . . . . . . . . . . F-1 for the year ended December 31, 1998 . . . . . . . . . . . . . F-19
Unaudited Financial Statements
 for the year ended December 31, 1999 . . . . . . . . . . . . . F-37

                              PART III

Item  1.  Index to Exhibits . . . . . . . . . . . . . . . . . . 44

                             SIGNATURES

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . 46

             Cross Reference of Item Numbers for Part 1

        This Registration Statement                  Form 1-A
        ___________________________                  ________

     Item  1.  Description of Business . . . . . . . Item  6.

     Item  2.  Description of Property . . . . . . . Item  7.

     Item  3.  Directors, Executive Officers
                and Significant Employees  . . . . . Item  8.

     Item  4.  Remuneration of Directors and
                Officers . . . . . . . . . . . . . . Item  9.

     Item  5.  Security Ownership of Management
                and Certain Securityholders  . . . . Item 10.

     Item  6.  Interest of Management and Others
                in Certain Transactions. . . . . . . Item 11.

     Item  7.  Description of Securities being
                Registered . . . . . . . . . . . . . Item 12.

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                            INTRODUCTION

     This Form 10-SB follows the general format outlined under Alternative 2 for Part 1 of the document.

     This filing, including financial statements and all exhibits, consists of ___ sequentially numbered pages in paper format.

     The financial statements included herein for the year ended December 31, 1999 have not yet been audited by the Registrant's independent accounting firm, PricewaterhouseCoopers LLP. The Registrant, however, believes that they do represent, fairly, its financial condition as of December 31, 1999 and properly reflect the results of its operations for the year then ended. Audited financial statements for December 31, 1999 will be filed with Amendment 1 to this Registration Statement.

     Because the Registrant operates exclusively through its Canadian subsidiary, the Canadian dollar is the principal currency in which its business is conducted. Unless otherwise indicated, all monetary amounts referred to in this registration are in Canadian dollars. On December 31, 1999, one U.S. dollar equalled approximately Canadian $1.4519. The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Registrant's past five fiscal years.

Year          Average            Low/High          December 31
____          ______           _____________       ___________
1999          1.4858           1.4505/1.5298         1.4519
1998          1.4831           1.4096/1.5765         1.5305
1997          1.3844           1.3403/1.4392         1.4291
1996          1.3636           1.3306/1.3868         1.3696
1995          1.3726           1.3282/1.4235         1.3652

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       CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Axion Spatial Imaging, Inc., ("Axion," or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Registration Statement Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Document that are not statements of historical fact constitute, or may be deemed to be "forward-looking statements."

     These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Company's financing plans.

     Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history since achieving positive cash flow, potential fluctuations in quarterly operating results and expenses, government regulation, and, perhaps most significantly, technological change and competition.

     The accompanying information contained in this Registration Statement, including, without limitation, the information set forth under the heading "Management's Discussion and Analysis of Finan-cial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

Item  1.  Description of Business

     Introduction

     The Registrant was organized under the laws of the State of Nevada on September 27, 1984 as Numeric Two Incorporated. On July 10, 1985, its name was changed to Beta Tech Robotics Inc. On August 14, 1996, shareholders approved a name change to Axion Spatial Imaging Inc. Other than issuing shares to its initial shareholder group, the Registrant did not engage in any business activities until it entered into an agreement on January 1, 1997 to exchange 4,000,000 shares of its Common Stock for all of the outstanding common shares of Axion Spatial Imaging Ltd., (ASIL) a corporation formed and existing under the laws of the Province of Alberta, Canada. The Registrant then had 8,900,000 shares outstanding.

     ASIL was organized under the laws of the Province of Alberta on July 12, 1984 and, since inception, has been involved in the development of software technologies and providing consulting services related to graphic data compression and display.

     Since its acquisition by the Registrant, ASIL initially concentrated on the development of new compression and decompression technologies with a view to de-emphasizing its reliance on consulting contracts. Starting in 1999, ASIL began to sell these new services and products based on these technologies.

     The Company's principal offices are located at Suite 700, 9925 109th Street, Edmonton, Alberta Canada T5K 2J8. Its telephone number is (780) 423-4413 and its telefacsimile number is (780) 423-4468.

     (a) Narrative description of business.

         (1) Business done and to be done

             (i)  Principal products and markets

     The Registrant, through its wholly-owned Canadian subsidiary, Axion Spatial Imaging Ltd. ("ASIL) is a high technology company engaged in the business of providing software and service solutions for the fast-growing Geographic Information Systems (GIS) market. GIS is that branch of information technology which deals with the acquisition, processing, storage, retrieval, analysis and application of data related to geographic information, such as maps and other graphic portrayal of physical features of the surface and subsurface of the earth. Its primary applications are in describing the location of physical features and objects, and their relation to each other.

     ASIL's primary products are a suite of Advanced Digital
Mapping Tools (ADMT) designed to enhance the ability of users to efficiently store, display, distribute and transform geographic image data. ASIL's solutions have been optimized for delivery over

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the Internet, intranets, and wireless communications. This, combined with a team of highly experienced GIS professionals, gives ASIL the ability to provide its clients with complete solutions to a wide variety of problems and requirements related to compression, decompression and utilization of large digital image files.

     ASIL has provided solutions for the following market sectors: resource management; municipal, state, provincial and federal governments; public and private utilities; the defense industry; internet applications; and educational software development.

     ASIL's solutions are designed to enhance existing GIS software, provide cost-effective distribution of data, enterprise-wide, and aid in the development of third party applications. ASIL understands the underlying image data needs, as well as the importance of integrating GIS with an organization's existing information technology (IT).

     Display Technology

     ASIL has developed display technology which it believes to be among the fastest generally available without use of custom designed hardware. There are many factors other compression schemes do not take into account when touting speed. Because speed is a key factor for users even if their applications use tiles, (breaking images into smaller pieces), have vector layers, or have a server pushing images over a network, barriers to this speed need to be minimized or eliminated.

     In mapping applications, ASIL display tools use the georeferencing information stored with each image to locate its position on the Globe. This is independent of size, shape or resolution. This means that any number of georeferenced images can be tiled, regardless of set, type, or scale. ASIL's display tools will automatically load adjacent images where possible to cover the view extents on the screen when zooming or panning. The result produced provides seamless coverage of a resource base.

     ASIL tools are designed to read native files in their original format such as .SHP or .DGN (specific formats relating to GIS imaging just as .DOC of .TXT relate to a designation for a word processing format), thereby requiring no translation and therefore, no data loss.

     ASIL has developed viewers for most of the leading GIS and CAD (Computer Aided Design) software packages available. Efficient use of imagery can be incorporated into existing GIS, increasing the use and value of both the imagery and other information. ASIL also provides a complete development kit with the decompression DLL's, (Dynamic-link library - an operating system feature which allows executable routines to be stored separately as files, and can be loaded only when the needed program call them), and libraries required to incorporate the viewer into virtually any mainstream software product operating on most computer platforms.

     3-D Visualization

     Any tool which adds context to geographic data can be expected to aid in interpretation and expand the use of that data. ASIL's powerful visualization tools provide users with more information which is intended to lead to less guesswork and better decisions.

     Digital Elevation Models (DEMs) can be used very effectively in GIS- if the proper tools are available. Combining this with ASIL's compression, any image can be transformed on the fly (as the image moves). DEMs can be used to create very realistic 3D renderings of the earth's surface. Using ASIL's 3D transformation tools, interactive fly-thoughs can be calculated on the fly, and displayed in near-realtime, providing very powerful visual effects.

     ASIL also provides tools needed for generating accurate models of the topography. These tools include: setting sun angles which create shadow maps to give the 3D look to an image; rendering colors to provide a touch of realism; rotating the axis for better visualization of the terrain and draping vectors and other 2D images over the DEM; slope analysis for mission planning; cross sections; realtime interactive fly-throughs over the terrain; and intervisibility calculations showing all networked units areas that are hidden by the terrain.

     Tracking & GPS

     GPS (Global Positioning Systems) are vital for efficient real time asset management of mobile vehicles. Using advanced communication and management tools, ASIL has developed systems to link all mobile units together, at the central control office and at the individual asset level, thereby allowing each user to know where all the other units are in real time. These can be used effectively in applications such as fighting forest fires, search and rescue operations, or management of a fleet of delivery trucks.

     Storage

     Digital imagery generally involves a compromise between detail and file size. ASIL has developed compression tools that provide GIS professionals with both high detail and lower file sizes. Users can store and manage images efficiently without sacrificing the most important part of an image - what it looks like. As a result, 30 gigabytes of TIFF format imagery can be compressed to less than 3 gigabytes and still retain almost all of the clarity of the original image.

     In order to make this possible, ASIL has developed a very specific compression engine that will determine the type of image that it is compressing. The compression routine then adjusts the parameters of compression, allowing the software to retain sharp edge features throughout many different types of imagery. When compressed at a ratio of between 10:1 and up to 25:1, there is little visible loss of detail. Axion compression tools can compress

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DEM files, shadow maps, multi-spectral, grayscale and 24-bit color images.  ASIL's technology supports TIFF, GEOTIFF, BMP, RAW, and
TIFF with TFW file formats.

     Geographic Information Systems need to deal with change effectively. Without the ability to update quickly, many advantages of creating a digital GIS are lost. ASIL develops powerful tools for managing dynamic imagery. This compression does not merge all images within a mosaic into one larger image when compressing. Many compression formats require this limit be imposed in order to accommodate tiling. ASIL compression tools store images separately and tiling is thereby handled `on-the-fly' for viewing.

     This approach gives ASIL's users the greatest degree of flexibility. Single images can be updated without recompressing entire data sets, users have control over how images are combined when viewing, and processing times are greatly reduced.

     The advantages to avoiding the combining of images when compressing are important to users. By not combining images it is possible to superimpose multiple images to and thereby track changes by viewing images consecutively, opening additional windows, or using the slide show animation option. It is also possible to add or remove images from the mosaic at any time; set permission controls to control access to imagery; store, manage and access images though a database, such as Oracle, and retrieve images using queries based on attributes such as date, time, resolution, version and source.

     Axion addresses the problem of data storage and image management through the use of intelligent and effective digital mapping tools.

     Transformation

     Because the world isn't flat but the computer screen is, ASIL has developed the tools needed to accurately display geographic data in the most meaningful ways possible. This includes transformation between over 70 different types of map projections, including UTM, Plate Caree, and geographic. Using these ASIL tools, it is possible to convert scanned maps into a useful digital reference layer with accurate positional coordinates. Image rotation is a powerful tool for moving map displays. The application of this technology appears to be far reaching in the GPS industry and can even include tracking and orientation with a moving object. The map can be continuously centered on the position of the object and also rotated to match its direction of motion.

     Delivery

     ASIL believes in the importance of distribution and delivery of information to those who benefit most by having it. This is the basic function of any Geographic Information System. However, most GIS tools make this either too difficult or too slow to be

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practical. Because of the huge file sizes associated with
geographic data, distribution of the data is usually limited to expensive software, high-end hardware and fast network and Internet connections.

     ASIL's solutions are designed to convert existing data into formats that can be optimized for realistic distribution using everyday computer systems, even as obsolete as 386 PC's. Internet or intranet data distribution is a reality which GIS departments are facing already.

     Distributing large, detailed images efficiently over the Internet is necessary in today's market. ASIL's compressed images have been shown to display and update faster online than other software products can usually display locally stored data. In order to increase the flexibility and ease of use, ASIL's web distributed images can provide, there is no plug-in or special software required for a user's browser or any other special hardware on the client machine.

     CD ROM Applications

     One of the most cost effective way of distributing large amounts of information to specific users is by CD ROM. Axion has created stand alone viewers for imagery that can be optimized, stored and distributed using CD ROM based applications.

     Enhanced Printing Options

     ASIL has developed tools with built-in support for standard printers and plotters using the much smaller and visually comparable compressed image to create a plot file.

     Third Party Support for Major CAD and GIS Packages

     ASIL's tools are available as stand alone combinations but, in keeping with the open GIS concepts, ASIL's tools are designed to also work within existing GIS/CAD software products. ASIL's tiling, viewing and image management tools can be accessed directly from MicroStation or ArcView (two major GIS/CAD products) thereby giving users a powerful image storage and instant display environment.

     CD-Rom Consumer Software Products

     ASIL's range of advanced data mapping technology tools are also ideally suited to multimedia CD-ROM applications. Based upon these tools, ASIL has developed a range of products in this area.

     "Axion 3D World Atlas" is a product which is the Registrant believes to be the most comprehensive atlas available on CD-ROM.
It won the 1998 Canadian Information Processing Society Award for
Excellence in Software.

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     "The Humanscope/Humanscope Professional", considered by
experts to be the most advanced visual reference of the human male anatomy, gives the user access to view each of the 4,500 three-dimensional 24-bit color cross sections of the human body in three views.

     "Cartographic Map Projections of the World" is a program which allows the user to bring the art and science of map making to his or her own desktop using 76 of the most popular map projections.

     "Under African Skies" provides a virtual safari through three of Africa's greatest game preserves, the Kruger, Etosha and Kalahari Gemsbok.

     Distribution and licensing agreement signed in 1999 provide for retail sales of these products in North America and Europe. However, a new concentration in ASIL's current business plan on technology and software development, has resulted in a decision to scale back CD-ROM multimedia as a focus area for long-term growth.

     Recent Developments

     On October 15, 1998, ASIL announced the release of its latest software product, AxionImage(tm), a powerful digital image compression engine that features what ASIL believes to be the world's fastest image display capabilities. AxionImage is aimed at Geographic Information Systems organizations where large digital images are used to effectively manage their resources.

     Using AxionImage, files are compressed by a ratio of between 10:1 and 25:1 with virtually no loss of detail. To view the images, decompression is accomplished in less than 2 megabytes of system resources, and is integrated to run seamlessly with most major GIS and CAD software products commercially available today such as ArcView or MicroStation. Adjacent images are automatically clipped and displayed when panning or zooming across image boundaries. The extremely fast display times remain relatively constant, regardless of the size or the number of compressed images accessed at once.

     Images compressed with AxionImage are also optimized for Internet or intranet distribution through standard Web browsers with no additional software or hardware required when viewing. With AxionImage, organizations are able to display, pan and zoom multiple digital images in seconds, even with file sizes in the gigabytes.

     There are two basic components to the software: image compression and image\display. Compression is offered as a service from ASIL's Edmonton Office. The price to compress images is between C$0.45 and $0.50 per megabyte, depending on volume. Image display uses AxionView or AxionView PRO. AxionView is a free software package used to efficiently view most common image formats, including Axion compressed images. AxionImage PRO is an image viewer which includes many upgrades for AxionView designed to

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effectively manage and display large dynamic image libraries.
AxionImage, AxionView, AxionImage PRO and AxionView PRO are regis-tered trademarks of Axion Spatial Imaging, Ltd. ArcView is a regis-tered trademark of Environmental Systems Resources Institute, Inc. MicroStation is a registered trademark of Bentley Systems, Inc.

     Between February 14th and March 7th, 1999, ASIL, in a world first, provided up-to-the-minute location coverage of the Cable and Wireless attempt to circumnavigate the world in a balloon. CW's balloon, which lifted off from Spain at 9:00 am GMT on February 17, was the second such attempt in the previous two months. The first balloon piloted by Richard Branson, was forced to land Christmas day off of the coast of Hawaii.

     Axion provided interactive digital route maps on the Cable and Wireless balloon website, www.cwballoon.com. These maps continually tracked the balloon's last position and were downloaded to the web site for viewing. Using the Axion on-line Atlas, maps depicting entire continents, down to several kilometers, were posted.
Axion's comprehensive on-line digital atlas, contains 3D imagery, transportation routes, rivers, lakes, complete statistics on every country, and over 5 million place names to search and locate.
The ability to track the balloon allowed viewers all over the world to participate in the experience and to see the barren desert terrain of northern Africa, the dangerous mountain passes of the Himalayas, and the vast stretches of water in the Pacific

     As a result of it participation in this event, ASIL was able to receive an average of over 16,500 hits per day on its website during the course of the balloon's voyage before it came down on March 7th off the coast of Japan. While not providing any significant revenues to ASIL, the publicity received as a result of its participation in the event is believed to be of great value from the standpoint of creating increased awareness of ASIL and its technologies by both potential customers and investors.

     On February 25, 1999, Axion Spatial Imaging Ltd., announced the signing of a five-year exclusive partnership agreement with Computing Devices Canada Ltd., Canada's largest defense electronics company, and a wholly owned subsidiary of General Dynamics Corporation. Under the terms of the agreement, Axion and Computing Devices' Calgary Operations agreed to share technology and jointly develop new products for the military market. The partnership begins with Axion providing its state-of-the-art map storage and rapid display technology to be integrated into Computing Devices' recently launched battleWEB(tm) battlefield command and control software.

     battleWEB is currently being fielded with the Canadian Army as part of Computing Devices' $1.5-billion Iris Tactical Command, Control, and Communications System. It is a state-of-the-art military asset management and communications package which allows the commander on the battlefield to track and direct all his assets in near real-time, using GPS. Axion will provide the software

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engine for instantaneous moving map manipulation and display on a theater-wide scale.

     battleWEB is one of the first and most advanced situation awareness and battlefield management systems to be fielded in the world. battleWEB provides state-of-the-art command and control through common "core" software and varying "user interfaces" which allow it to be employed at every level from individual vehicles and personnel to formation headquarters. Axion's ADMT provides the software engine for instantaneous moving map manipulation, 2D/3D image display and analysis on a theater-wide scale. Within battleWEB, detailed maps are scanned and will be stored in Axion's advanced image compression format. This boosts by a factor of up to 25 times the amount of geographic information available to the soldier on the battlefield, without requiring expensive computer upgrades.

     On June 1, 1999, Axion Spatial Imaging Ltd. announced the signing of nine new US distributors, each of whom specialize in sales to the US Educational/Reference markets. These distributors are located in California, New York, Pennsylvania, North Carolina, Arizona, Illinois, Missouri, Tennessee and North Dakota and sell through various channels including retail, direct, catalogue sales and e-commerce sites. Products available for sales include our award winning Axion 3D World Atlas (CD-ROM and Network Versions), Humanscope and Humanscope Professional, Axion Cartographic Map Projections of the World. Axion Multimedia Products - "Learning without Limits" are targeted toward Grades 5-12, College, and University with subjects in Sciences, Social Studies and Geography.

     Axion also signed agreements with ATR Multimedia in Brazil and Opera Multimedia in Italy for translated versions of the Axion 3D World Atlas. A German version of the Product is currently sold in Germany, Switzerland, and Austria and the English version sold in Holland using local publishers.

     On May 31, 1999 ASIL signed an extension to its agreement with Telus Multimedia; a division of Telus/BCTel (CA:TI300:BCT.TELUS). This agreement licensed the use of Axion Multimedia products to Telus Multimedia for distribution to households over high speed Internet access. This is part of a $65 million (CND) trial approved by the Canadian Radio and Telecommunications Commission (CRTC) to provide interactive Multimedia content directly to 3,400 households.

     On June 7, 1999, Axion Spatial Imaging Ltd. announced the signing of the first contract under its five-year exclusive partnership agreement with Computing Devices Canada Ltd., a General Dynamics company. The contract covers the integration of Axion's Advanced Digital Mapping Technologies (ADMT) into Computing Devices' battleWEB battlefield command and control software. This contract, with royalties to be received on the sale of the battleWEB software, is part of a multi-year, multi-million dollar sale for Axion.

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     ASIL's conservative estimate for sales of battleWEB exceeds
75,000 units over the term of the agreement, which ASIL has been informed, represents a fraction of the actual potential market.

     On June 14, 1999, Axion Spatial Imaging Ltd. announced that one of its' clients iDc, (international Datashare corporation) expanded its International GeoOffice product line into the USA by signing an agreement with PennPoint of Houston, Texas wherein it will bundle its GeoOffice information management and analysis software with PennPoints' general well and production data. Axion receives gross royalties on the sales of International GeoOffice; these royalties are expected to exceed $500,000 a year.

     GeoOffice uses Axion's Advanced Digital Mapping Technologies
(ADMT) to display topographic maps with oil and gas data. Axion's integrated technologies allow for large volumes of data to be efficiently stored and displayed quickly. GeoOffice has been referred to as "An Oil Company in a Box". GeoOffice offers over 20 databases tightly integrated with over a dozen analytical applications, all available through an easy to use GIS-type interface. With Axion's ADMT, GeoOffice provides a powerful tool for the fast generation of high quality oil and gas prospects. PennPoint is a division of Pennwell Publishing Company which was recently awarded a copy of the Dwight's Energy data general well and production databases as a result of a Federal Trade Commission order to restore competition in the energy information marketplace in the United States. PennPoint will deliver International GeoOffice exclusively as its standard application interface.

     On July 23, 1999, Axion Spatial Imaging Inc. announced that one of its strategic partners, Boyd GeoMatics Ltd, of Calgary, has signed an exclusive licensing agreement with The WhiteStar Corporation, of Denver, Colorado. This agreement expands the use of Axion's Advanced Digital Mapping Technologies (ADMT) into web enabled applications, serving terabytes of geo-imagery (one terabyte = 1,000 gigabyte).

     Boyd's ENCOMPASS exclusively uses Axion's ADMT to retrieve, view, integrate and process large amounts of geo-imagery. This licensing agreement gives The Whitestar corporation exclusive rights to market and distribute ENCOMPASS web-based mapping technology software to the US Oil and Gas Industry. Axion will receive a monthly royalty on each unit of ENCOMPASS sold.

     Axion's ADM technology will allow Boyd to create and store a seamless library of high resolution aerial photography on its web server and provide instantaneous access demanded by its users. Under terms of the ENCOMPASS licensing agreement, Whitestar and Boyd will expand into the U.S. market.

     As a result of this agreement, over 70,000 USGS quad geo-images and scanned map sheets totaling over four terabytes of geo-imagery for the entire state of Texas, will be distributed online. Axion will also receive payment for providing compression services.

Using ADMT, ENCOMPASS will provide users with the ability to instantly view or download geo-imagery over the internet.

     ENCOMPASS works directly with common, existing installed software within oil and gas companies such as Oracle Corp's database products and also takes advantage of the powerful Spatial Data Engine (SDE) offered by Environmental Systems Research Institute (ESRI), Redlands, CA. According to Boyd GeoMatic's CEO Larry Herd, "the integration of Axion's ADMT into ENCOMPASS provides us with the most unique and efficient web-based mapping technology software in the marketplace today."

     The Whitestar Corporation, with offices in Colorado and Texas, is a leading supplier of digital cartographic data to oil and gas, pipeline, forestry, and governmental agencies. It was established as a home-based consulting firm in 1990, and now has a market share of approximately 25% in its existing market. WhiteStar products are installed in multi-billion dollar revenue pipeline companies and well service companies and it has approximately 5,000 clients.

     On August 3, 1999, Axion Spatial Imaging Inc. announced the provision of its Advanced Digital Mapping Technology (ADMT) to Boyd GeoMatics Ltd., of Calgary, Alberta, in a deal under which the two companies will join forces again to provide Internet mapping services to government, industry and the general public via the Internet, in the Province of Alberta, Canada.

     This is part of a significant expansion into the Canadian market through an ongoing strategic cooperation between the two firms. With this initiative, named "VISION 2000", Boyd GeoMatics will effectively become the primary source for geo-imagery in the Province of Alberta - a market currently worth in excess of $4 million per year. Larry Herd, President of Boyd GeoMatics said, "The VISION 2000 initiative is the continuation of Boyd GeoMatic's plan to be the largest single window source for integrated digital surface planning information. Axion's technology is a fundamental component to achieving that goal."

     In addition to provision of its ADMT software, for which Axion will receive royalty fees for each license sold, Axion's portion of this project will include image compression services related to gathering, storage and manipulation of geo-imagery data. Government agencies, companies, and individuals which currently use geo-imagery will now be able to utilize Boyd Geomatics' web-based ENCOMPASS mapping technology software, coupled with Axion's ADMT, to instantly retrieve, analyze, and process large amounts of very detailed geo-imagery, lines and database tables for all resource-based applications throughout the province, beginning with forest resources planning and firefighting, applications, as well as municipal district planning. In effect, ENCOMPASS will provide to Alberta's resource planners instant access to detailed geo-imagery and related map data of the entire province via the Internet.

     On January 27, 2000 - the Registrant announced the signing of a contract between ASIL and Audio International, a subsidiary of DeCrane Aircraft Holdings Inc. representing an expansion into the customized aircraft cabin information systems business.

     Under the terms of this contract and royalty agreement, valued at over half a million dollars (CDN) for the year 2000, ASIL is supplying MAP.net, a new software application for Audio International's e-CABIN comprehensive electronic cabin information system. MAP.net is an interactive mapping program that combines a very attractive blend of geographical, topographical, and local maps and data with flight information to create a comprehensive tool for the airborne passenger.

     MAP.net gives each individual passenger control over a map display that is integrated with the aircraft's navigation system through GPS. MAP.net lets passengers zoom, track, and retrieve statistics, and search for information from a vast library of satellite images, Internet links to travel sites and other databases of information about the land below.

     In the new release, Larry Girard, Vice-President of Audio International stated, "Axion's compression technology, its ability to combine GPS, 3D image presentation, and instant display of extremely large satellite image files, and then to integrate them all into a single, user-friendly product is what forms the core of MAP.net's appeal and success." " We are delighted with the flexibility and innovation which Axion brought to the table in developing this new addition to our line of quality audio/video and cabin management systems for the executive aircraft industry".

     "This contract with Audio International represents a significant milestone in Axion's growth strategy for 2000 and beyond", said Ian Basford, President of Axion Spatial Imaging Ltd. "More and more industries are looking for ways to use, display, distribute, and manipulate GIS and positional data to increase their core business capability. Axion has the tools to make that an affordable reality for our clients. We are delighted with this opportunity to establish our presence in the aviation industry with Audio International".

     This 3-year, exclusive deal encompasses an initial contract for software development by ASIL, followed by a royalty percentage for each installation of the program by Audio International thereafter.

     The CIT Group, a New Jersey-based aircraft financier has noted that sales of new corporate aircraft are expected to increase 3.3 percent in 2000 despite higher prices, representing orders of some 490 new aircraft for this year, as well as over 2,230 used aircraft projected for retrofit. Audio International, a company with notable experience providing total solutions for audio, video, and cabin management systems for aircraft, believes that it has been successful in capturing a significant percentage of the market for equipping business jets, both in installations on new aircraft, as well as in the expanding retrofit market.

             (ii)  Description of Product Status

     ASIL has not announced any new product or service which it believes will require the expenditure of a material amount of its own assets in order to be commercialized.

             (iii)  Research and Development Expenditures

     The basic research and development work on the Registrant's products has been completed and most ongoing development involves tailoring the existing technology to new applications. In virtually all cases, this specific application development work is done on a consulting-for-fee basis in which the customer enters into a project contract with ASIL.

     During the year ended December 31, 1998, the Registrant, through ASIL, estimates that it expended approximately C$500,000 of its own funds on the development of new products and services and approximately C$50,000 of funds provided under customer-sponsored development contracts.

     During the year ended December 31, 1999, the Registrant, through ASIL, estimates that it expended approximately C$75,000 of its own funds on the development of new products and services and approximately C$200,000 of funds provided under customer-sponsored development contracts.

     The Registrant and ASIL have no current plans for research and development expenditures to be made during the coming twelve months, solely from its own funds, for development of any new products or applications. The Registrant believes that it has adequate potential business available from new and existing clients through the utilization and adaptation of its existing technology to specific applications required by such clients. The Registrant may receive contracts from customers for development work which would be paid for by those customers, in the course of providing the products which they require under such contracts.

     The Registrant recognizes that such an approach may leave it vulnerable to new and improved technologies in the field of compression, decompression and display of large GIS and related types of files, however, it does not have the financial resources to commit to substantial on-going research and development on its own. In this respect, its situation is not unlike most companies involved in the rapidly-evolving information technology industry where what is considered state-of-the-art today may rapidly become obsolete in a matter of months, as a new or improved technology comes along, and is widely adopted.

     The Registrant believes that the key to its potential future success is to provide creative solutions utilizing its existing core technology, and to improve upon that technology through customer-funded application development.

             (iv)  Number of Employees

     The Registrant currently has 12 full-time employees. It expects to hire additional employees for those positions which it deems necessary to fill, as needs arise. Most additional employees are expected to be in technical positions.

             (v)  Environmental Control Expenditures

     At the present time there is no direct financial or competitive effect upon the Registrant's business as a result of any need to comply with any Federal, State, Provincial or local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

             (vi)  Marketing

     ADMT

     ASIL has employed very limited marketing efforts to sell its products and services to date. Most of the sales of its ADMT products and services have resulted from word-of-mouth and free exposure through trade publications and other trade channels. As a result, a specifically dedicated marketing effort was not implemented because ASIL has been gearing up for increased levels of business and has had all the business it could reasonably handle with available manpower. Most of 1999 was a year during which ASIL established processes and systems for being able to expand and build its business in the future.

     That infrastructure is now in place and ASIL has included in its business plan, strategies to increase formal marketing efforts through 2000 and beyond. These strategies are partially based upon ASIL's continued success in the latter portion of 1999 in winning a series of contracts among a broadening range of market sectors.

     Thus, ASIL's planned marketing efforts are characterized by a focus on target customers in the resource management, asset management, government, utilities, and military sectors, which have a specific need for fast access, display, manipulation, and distribution of positional data information. Tactical objectives within this marketing strategy include and aggressive presence and demonstrations at major trade shows, target niche-marketing to specific industry clients, and expansion of ASIL's website interactivity and capabilities.

     CD-ROM Products

     The marketing of ASIL's CD-ROM products has not been particularly successful in the past, due mainly to a lack of adequate capital for both marketing campaigns and development of product inventory. Although new marketing agreements have been established during 1999, ASIL is considering the possibility of selling of its CD-ROM product line in order to concentrate its efforts on its ADMT business, although no decision as to a course of action had been made as of the date of this Registration Statement.

         (2) Special Factors Which May Impact Financial Performance

             (i)  Dependence upon Key Customers

     The Registrant, through ASIL, has, as of the date of this registration statement, four key customers who together accounted for approximately 66% of its total revenues during the year ended December 31, 1999. Among these customers, the largest accounted for approximately 39% of 1999 revenues, the second largest accounted for approximately 15%, and the third largest approximately 7%. Because of the contractual nature of the Registrant's business, the rankings of its largest customers can and will change from quarter to quarter and year to year. Some contracts may extend over longer periods of time and produce revenues for several years, while others may be completed in a period of several weeks or months. Generally, however, if the Registrant's business continues along its current lines in the future, it can be expected that a limited number of customers will account for a majority of its revenues.

     Such dependence could prove to be risky in the event that one or more such existing and/or potential customers were to be lost and not replaced by others of comparable size and profit potential.

             (ii)  Raw Materials

     The Registrant is involved in what is essentially a service business which does not require the input of raw materials in a manufacturing sense. At this time, there do not appear to be any foreseeable problems with obtaining any materials, supplies or components which may be required in the provision of its services or any physical materials which may be provided to customers in connection with its services and related software.

             (iii)  Patent Information

     Neither the Registrant directly, nor through ASIL, holds any patents related to the technology which it employs in its software products and services. The Registrant does not believe that, in light of the rapid technological changes in the industry in which it is involved, there would be significant value in attempting to seek patents for its proprietary technology, nor is there any assurance that it would be successful in obtaining any such patents. The Registrant believes that it has adequate protection through licensing its technology and providing the compression services for the large graphic data files which it handles for its customers as part of their contracts.

             (iv)  Seasonality of Business

     At this time, and based upon previous operating results, it does not appear that there has been, nor will, in the future be, any significant seasonal factor in the Registrant's business.

             (v)  Working Capital Requirements

     Until the second half of 1999, and during the past several years, the Registrant and ASIL were dependent, to a significant extent, upon both equity and debt capital infusions in order to remain in business, because revenues and profits were not sufficient to maintain ongoing operations and develop new products. The Registrant believes, that during the last quarter of 1999, it was finally able to achieve levels of ongoing operations and revenues which should be sufficient to provide adequate working capital for at least the coming twelve month period. Due to the nature of its current business, there is no assurance that such adequate working capital will necessarilly be available from operations in periods beyond the coming twelve months. There is no assurance that, should such adequate working capital not be available from operations, the Registrant would be able to obtain equity and debt capital infusions on reasonable terms from other sources, as it had in the past.

             (vi)  Backlog

     The backlog of business, as of the date of this Registration Statement, totals approximately $500,000. The Registrant expects all of this amount to be recognized as revenues during the year ending December 31, 2000. Of this amount, approximately 95% is with one customer, and the balance is divided between two other customers.

     There is no assurance at this time, that this projection will necessarilly be met, due to various risk factors inherent in the Registrant's business, and economic conditions in general which may have adverse effects upon its operations.

             (vii)  Business Subject to Renegotiation

     There is no business or contract subject to renegotiation with any agency of the U.S. Government or any other foreign government.

             (viii)  Competitive Conditions

     The Registrant, through ASIL currently faces, and will continue to face competition in the future from established companies as well as new competitors which may arrive upon the scene with similar or perhaps greater capabilities than those of ASIL. Some competitors are already well established in the market and have substantially greater resources than the Registrant.

     While not highly competitive in terms of numbers of competitors, the business of developing and adapting applications for large graphic data files and similar uses of data compression and decompression does still involve providing the best combination of price, performance and reliability.

     Some potential customers are most influenced by price and may be willing to sacrifice performance and/or reliability, while others may find that performance and/or reliability are of far greater importance than price in their particular application.

     The Registrant believes that in order to be successful in meeting or overcoming competition which currently exists or may develop in the future, it will need to offer superior performance and/or cost advantages over competitive technologies used in the various applications and industries where it currently competes or new ones into which it may seek entry.

     (b) Segment data

     The Registrant has operated in two industries over the past five years: data compression technology products and services, and; the production and sale of Compact Disk-ROM products of an educational nature utilizing the Registrant's data compression technology in their production. Although the latter has produced acceptable levels of revenue since inception, the product line may be sold off in the future.

     The financial statements contained herein describe its operations in both industries however the revenues have not been segmented in a separate table.

     The Registrant operates through its Canadian subsidiary which accounts for all of the Registrant's revenues, whether resulting from sales in Canada, the United States or anywhere else in the world.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS

     In the past, the Registrant has derived most of its development and operating capital primarily from the issuance of capital stock, convertible debt and bank borrowings.

Liquidity and Capital Resources

         1999 compared to 1998

     The Registrant derived most of its development and operating capital during 1999 from the issuance of capital stock.

     During the year ended December 31, 1999, the Registrant issued 2,887,498 shares of Common Stock, of which 929,739 are still in escrow and will be released when all of the required financing is received. The Registrant received $988,064 from the issuance of

1,957,768 shares of Common Stock at an average price of C$0.51 per share in 12 private placement transactions. A total of 948,218 shares were sold in seven separate transactions at C$0.37; 325,000 shares were sold in one transaction at C$0.30, 270,270 shares were sold in one transaction at C$0.54, 166,667 shares were sold in one transaction at C$0.43; 150,000 shares were sold in one transaction at C$0.20; and 97,613 shares were issued at C$3.05 on conversion of debentures.

     As a result of all of the above activities, the Registrant's cash position increased by $85,670 as the end of 1999, compared to a bank indebtedness figure of $90,300 at the end of 1998

     The Company's investment in research and development activities decreased by approximately $425,000 to $75,000 during 1999, down 85% from the approximate $500,000 in expenditures made in 1998. This reflected the fact that development work was being completed and more efforts were being placed upon implementing existing technology into marketable applications.

     At yearend 1999, current assets stood at $70,011, down 60% from the $175,522 figure at 1998 yearend. The most significant factor accounting for the change was the decrease in accounts receivable from $121,691 in 1998 to $63,019 at 1999 yearend. Inventories dropped from $46,231 in 1998 to just $73 in 1999 related to the de-emphasis of the CR-ROM business.

     Current liabilities decreased to $420,044 from $674,562 in 1998 due largely to: a paydown in bank debt which totaled $90,300 at 1998 yearend, compared to $4,630 at the end of 1999, and; the conversion of convertible debentures which showed a current portion of $236,000 at 1998 yearend, versus $106,000 at 1999 yearend. Accounts payable decreased 10% from $305,040 at 1998 yearend to $273,978 at the end of 1999. Long-term debt was paid off at the end of 1999, compared to a balance of $12,612 at 1998 yearend.

     As a result of the changes described above, the working capital position decreased from a negative $499,040 at the end of 1998, to a negative $350,033 at 1999 yearend. The shareholders' equity position improved to a negative $681,056, from a negative $1,024,862 in 1998.

         Fiscal 1998 compared to 1997

     During the year ended December 31, 1998, the Registrant continued to derive a significant portion of its development and operating capital primarily from the issuance of capital stock.

     The Registrant issued a total of 787,741 common shares during the year. Of this total, the conversion of outstanding debentures resulted in the issuance of 409,363 unregistered shares of Common Stock at a conversion price of US$1.00 per share. As a result, a total of C$577,295 of debt was retired by the Registrant. Additionally, 378,378 unregistered shares of Common Stock were issued in exchange for settlement of debt in the amount of C$536,029.

     The Company made an investment of approximately $500,000 in research and development activities during 1998, compared to approximately C$450,000 in the previous year.

     At 1998 year end, current assets stood at $175,522, compared to $211,955 at the end of 1997. There were no investment tax credits available at the end of 1998, compared to $139,454 at 1997 yearend. This was, however, partially offset by an increase of $75,169 in accounts receivable to $121,691 at 1998 yearend, from $46,522 in 1997, as a result of increased levels of business. Additionally, inventories increased by $21,093 to $46,231 in 1998 along with growing sales of CD-ROM products.

     Current liabilities decreased to $674,562 from $1,128,070 in 1997 due mainly to the $495,394 decrease in the current portion of convertible debentures. The working capital deficit decreased to a negative $400,040, from a negative $916,115 at the end of 1997. The negative shareholders' equity was decreased by nearly 33% to 1,024,862 at 1998 yearend from a $1,527,208 deficit in 1997 as a result of debt-to-equity conversions and a smaller operating loss. All figures are reported in Canadian dollar under US GAAP.

Results of Operations

         1999 compared to 1998

     During the year ended December 31, 1999 the Registrant received $596,177 in revenues from operations. $114,190, or approximately 19%, came from product sales, and $481,987, or 81% resulted from contract revenues. This compared to total revenues of $383,282 in 1998, consisting of $296,073 (77%) from product sales and $87,209 (23%) from contract revenues.

The chief reason for the significant changes in revenues between the two sectors is that in 1999 the retail CD-ROM multimedia market saw a significant drop in sales and greatly reduced prices for product. As a result, ASIL reduced the impact of it multimedia products to revenue by placing more emphasis on contract and royalty sales. It is expected that most of the contracts entered into by ASIL in 1999 will result in royalty revenues starting in the year 2000.

     The cost of goods sold dropped from $99,445 in 1998 to $60,971 in 1999, due mainly to a $32,723 decrease is commissions and royalties paid relative to lower product sales. As a result, the gross profit rose from $283,837 in 1998 to $535,206 in 1999, with comparative gross margins of 74% in 1998, and nearly 90% in 1999.

     Operating expenses rose from $876,058 in 1998 to $1,179,464 in 1999 along with the increase in revenues. The most significant contributing factors to the increased operating expenses were:

higher wages, salaries and subcontract labor which rose to $704,960 in 1999 from $617,521 in 1998; higher professional fees, increasing to $108,391 in 1999 from $30,681 in 1998 as a result of increased accounting and legal fees related to public market participation; increased interest on long-term debt from $6,973 in 1998 to $29,055 in 1999; a finance charge of $81,284 in 1999 versus none in 1998 as a result of raising financing; and a $39,340 bad debt expense in 1999, compared to $331 in 1998 resulting from a distributor and contract client going bankrupt.

     The net loss for 1999, totaled $644,258, compared to a slightly lower $610,978 loss in 1998. Due to the higher average number of shares outstanding during 1999, the loss per share dropped to $0.05 from $0.07 per share in 1998.

         1998 compared to 1997

     The Registrant received $383,282 in revenues from operations. during the year ended December 31, 1998 with $296,073 (77%) coming from product sales and $87,209 (23%) from contract revenues. This compared to total revenues of $148,935 in 1997, consisting of $95,560 (64%) in product sales and $53,375 (36%) from contract revenues. The revenues from product sales rose significantly due to the addition of new CD-ROM products and increased marketing efforts related to those new products.

     The cost of goods sold rose to $99,445, in 1998 from $25,893 in 1997, reflecting the increased product sales. The gross profit rose to $283,837 in 1998 from $123,042 in 1997, with comparative gross margins of 74% in 1998, and nearly 83% in 1997. The margin slipped as a result of costs increasing ahead of revenues.

     Operating expenses decreased to $876,058 in 1998 from $982,965 in 1997 along with the increase in revenues. The most significant contributing factors to the decrease in operating expenses were: lower wages, salaries and subcontract labor which totaled $689,245 in 1997, and dropped to $617,521 in 1998, as a result of completion of CD-ROM product development in 1997 and a reduction of staff in 1998; lower professional fees, decreasing from $47,579 in 1999 to $30,681 in 1998, and a $17,090 drop in office, postage and courier costs from $61,447 in 1997 to $44,357 in 1998. Changes in other less significant expense components essentially balanced out.

     The most significant expense item in 1997 was product development costs which were written off, in order to comply with U.S. GAAP. These totaled $344,393, compared to no such write-offs during 1998.

     The net loss for 1998 totaled $610,978, compared to a nearly double $1,206,603 figure in 1997. The loss per share in 1998 was cut nearly in half to a fully diluted $0.07 from $0.13 in 1997.

         Year 2000 Concerns and Compliance

     During the past two years, the Registrant and ASIL identified and reviewed all of its internal computer systems for Year 2000 compliance, including its accounting system, office computers and related equipment. All of its critical and non-critical systems were tested and found to be in compliance, or were brought into compliance, if found not to be. To mitigate any risk to the Registrant from external parties, the Registrant made every effort to ensure that all current financial, legal and administrative information on the Registrant is maintained by the Registrant, both on paper and on its computers. The costs of preparation and remediation were not material.

     The Registrant and ASIL neither had nor have any material relationships with third-party suppliers which were believed to have a potentially significant adverse effect upon its operations. As with most businesses which took appropriate steps to prepare for possible contingencies, the Registrant has experienced no material adverse effects in its operations as a result of the turnover to the year 2000. Neither has the Registrant become aware of any problems which its customers have encountered as a result of their use of the ASIL's products and/or services.


Item 2.  Description of Property

     The Registrant owns no properties. The Registrant currently utilizes office space leased by ASIL, its subsidiary in a office tower building located in downtown, Alberta, Canada. The monthly rent for this 3929 square foot space is C$3,859 with the present lease expiring on July 31, 2001. ASIL also rents a small 163 square foot office space in Calgary on a month-to-month basis at a rate of C$550 per month, including certain secretarial services. The present facilities are believed to be adequate for meeting the Company's needs for the immediate future, however, management expects that the Registrant may need to acquire additional space should the level of business activity require it to do so in the future. The Registrant does not anticipate that it will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.


Item 3.  Directors, Executive Officers and Significant Employees

     (a) The following is a list of the names of all of the directors of the Registrant and ASIL. Other than Dr. Darryl Stewart who became a director of ASIL in July 1999, each of the directors listed below served in the respective capacities during the years ended December 31, 1998 and 1999. Other than Ian Basford, who resigned effective July 1999, they will serve until the next annual meeting of the shareholders.

                 Name                        Title
        ______________________   ________________________________
        Ian Basford, age 47          Director of the Registrant
                                      Director of ASIL (former)
        Tomislav Milinusic, age 47   Director of the Registrant
                                      Director of ASIL
        Dr. Darryl Stewart, age 46   Director of ASIL

     Members of the Board of Directors hold office and serve until the next annual meeting of the shareholders of the Registrant or until their respective successors have been elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors. The Registrant's directors currently do not receive any direct cash compensation for service on the Board of Directors save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

     Mr. Basford has held his position since August 1996, Mr.
Milinusic since August 1996 for the Registrant and since July 1999 for ASIL, and Dr. Stewart since July 1999.

     Additional officers and directors may be added as the Company's operations require.

     The Registrant is scheduled to hold its annual meetings on April 15 of each year, although no annual meetings have been held since 1996, as permitted under Nevada corporation rules.

     (b) The following is a list of the names of all of the exec-utive officers of the Registrant. The executive officers have employment contracts and serve at the pleasure of the Board of Directors.
                 Name                     Title
        ______________________   ________________________________
        Ian Basford, age 47      President and CFO of Registrant
                                 President of ASIL
        Markus Lemke, age 36     CEO of the Registrant (current)
        Charles Martin, age 71   CEO of the Registrant (former)
        Shawna Sundal, age 30    Secretary of the Registrant and
                                  of ASIL
        Milton Lemke, age 34     Vice President of ASIL

     (c) The following is a list of the names of all of the significant employees of the Registrant.

                 Name                     Title
        ______________________   ________________________________
        Ian Basford, age 47      President and CFO of the
                                  Registrant, President of ASIL
        Markus Lemke, age 36     CEO of the Registrant (current)
        Charles Martin, age 71   CEO of the Registrant (former)
        Shawna Sundal. age 30    Secretary of the Registrant and
                                  also of ASIL
        Milton Lemke, age 34     Vice President of ASIL

     (d) There are no family relationships between any director or executive officer and any other director or executive officer except Markus Lemke and Milton Lemke who are first cousins.

     (e)  Business Experience:

     Ian Basford has been the President of the Registrant since August 1996 and of ASIL since May 1996. He first joined ASIL in July 1994 in a managerial capacity. Prior to that time he was employed in various managerial capacities with Stewart Weir Land Data Inc. in Edmonton. He joined that company in 1977.

     Charles Martin was Chief Executive Officer of the Registrant from August 1996 to November 30, 1999. Prior to that time and during the previous 20 years, Mr. Martin had been a private investor and also an officer and director of several public companies in Canada engaged in mineral development and mining operations.

     Markus Lemke was appointed Chief Executive Officer of the Registrant in effective December 1, 1999. Between October 1997 and November 1999, he served as Manager of Communications for Computing Devices Canada, a subsidiary of General Dynamics Company, located in Calgary. Between February 1996 and August 1997 he served as Manager of International Relations for Canada 2005 Exposition Corporation in Calgary and between June 1993 and February 1996, he served as Director of Marketing for Mix Bros. Tank Services, a petroleum industry servicing business located in Edmonton.

     Tomislav Milinusic is the founder, and has served as a Direc-tor of ASIL since 1984. He was the president of ASIL from founding until 1996 when he left to start a scientific consulting business. He has been a Director of the Registrant since August 1996.

     Milton Lemke has been Vice President of ASIL since August 1999. He joined ASIL in June 1998 in the capacity of GIS Manager. Between September 1997 and May 1998, he was employed by Transport Canada where he was involved in privatization of airport maintained and operated by that government agency. Between September 1996 and August 1997, he was employed as Production and Business Development Manager by GWN Systems, an engineering software development firm in Edmonton. Between May 1994 and August 1996 he was employed by Transport Canada as a Quality Control Officer coordinating digital mapping of 80 airports in Western and Northern Canada.

     Dr. Darryl Stewart has served as a Director of ASIL since July 1999. Dr. Stewart has been a practicing physician in Canada since 1978. He is currently employed full time in the emergency department at Royal Alexandra Hospital in Edmonton and is also a Clinical Lecturer at the University of Alberta in Edmonton.

     Shawna Sundal has served as Corporate Secretary of the Registrant and ASIL since May 1999. She has also been the office manager of ASIL since September 1997. Between March 1991 and June

1997 she was a personal banker with Capital City Saving in Edmonton.

Involvement in Certain Material Legal Proceedings During the Last
Five Years.

     (1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

     (2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

     (3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

     (4) No director, officer or significant employee has been con-victed of violating a federal or state securities or commodities law.
     (5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which is scheduled to be held on April 15, 2000.


Item 4. Remuneration of Directors and Officers

Name of individual or   Capacities in which            Aggregate
  identity of group   remuneration was received       remuneration
__________________  _____________________________     ____________
Ian Basford         President, CFO & Director
                    President, CFO & Director of ASIL  C$144,000

Markus Lemke*       CEO (current)                      C$100,000*

Charles Martin      CEO (former)                            -

Milton Lemke        Vice President ASIL                C$ 80,000

Shawna Sundal       Secretary &
                    Secretary ASIL                     C$ 40,000

Tomislav Milinusic  Director &
                    Director ASIL                           -

Darryl Stewart      Director ASIL                           -
________________________
*  C$8,333 since date of employment through December 31, 1999

     No other compensation has been paid directly or accrued to any other officer or director of the Registrant during the past two years. On December 1, 1999 the Registrant entered into a consulting agreement with Charles Martin under which it retained Mr. Martin to provide certain management, administrative, and financial consulting services to the Registrant at the rate of US$5,000 per month, during a transition period of twelve months.

     Neither the Registrant not ASIL have any other current or contemplated agreement with any officer or director, regarding employment with or compensation by the Registrant or ASIL for services other than herein described. Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval.

1999 Stock Option Plan

     The Company's 1999 Stock Option Plan ("1999 Plan") is intended to serve as an equity incentive program for management, qualified employees, nonemployee members of the Board of Directors, and independent advisors or consultants. The 1999 Plan became effective on August 20, 1998 upon adoption by the Board of Directors, and will he presented to shareholders for ratification at the next annual meeting. Under the 1999 Plan, the total number of shares of common stock reserved for issuance is 1,300,000, which may be Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options

     The 1999 Plan contains two separate components: (i) a discretionary option grunt program under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent advisors or consultants) may, at the discretion of the Plan Administrator, be grunted options to purchase shares of common stock; and (ii) an automatic option grant program under which option grants will automatically he made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to their fair market value on the grant date.

     The discretionary option grant program will be administered by the Board of Directors or a committee of two or more members of the Board. Plan administrators have sole authority to prescribe the form, content and status of options to he granted, select the eligible recipients, determine the timing of option grants, determine the number of shares subject to each grant, the exercise price, vesting schedule, and term for which any option will remain outstanding. The Board of Directors has the authority to correct any defect, supply any omission or reconcile any inconsistency in the Plan, determine the terms and restrictions on all restricted option awards granted under the Plan, and in general, to construe and interpret any provision of the 1999 Plan or of any option granted thereunder. The administration of the automatic option grant program will be self-executing in accordance with the provisions of the 1999 Plan.

     Current factors considered by the Plan Administrators in granting stock options under the discretionary option grant program include, but are not limited to the following: grants made to employees and executive officers upon initial employment; grants upon promotion to a new, higher level position that entails increased responsibility and accountability, in connection with the execution of a new employment agreement; and/or when all previously granted stock options have either fully vested or are within twelve months of full vesting. With respect to independent consultants and advisors, options may be granted in lieu of cash fees as consideration to achieve specified milestones. Typically grants to employees are made in connection with the negotiation of the individual's initial salary level, and range between 2,000 to 80,000 options. Using these factors, the Company's managers, under the direction of the President, recommend the number of options to be granted and present this recommendation to the Plan Administrators for review and approval. Management may make recommendations that deviate from the historical guidelines where they deem it appropriate. Options are granted at not less than the current market value as of the date of grant, and typically vest over a five-year period. In some instances a graduated range of exercise prices may be established. In these circumstances the Company intends to use a formula of 50% of the total granted options at the market value at the time of grant, 25% at 150% of market value and 25% at 200% of market value.

     The exercise price for outstanding option grants under the 1999 Plan may be paid in cash or, upon approval of the Plan administrators, in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day cashless exercise program or a reduction in the amount of any Company liability to the optionee.

     Under the automatic option grant program, immediately after each annual meeting of shareholders, each elected non-employee director of the Company shall automatically be granted a nonqualified stock option to purchase 15,000 shares of common stock for each year included in the term for which such he or she was elected, provided that individual has not previously received an option grant from the Company in connection with his or her Board service which remains unvested.

     Under the 1999 Plan, no stock option can be granted for a period longer than ten years or for a period longer than five years for ISOs granted to optionees possessing more than 10% of the total combined voting power of all classes of stock of the Company. Following the effective date of any registration of the Company's securities under the Exchange Act, the per share exercise price for any option granted may not be less than the fair market value of the Company's securities on the grunt date. Unless extended by the Plan administrators until a date not later than the expiration date of the option, the right to exercise an option terminates ninety days after the termination of an optionee's employment, contractual or director relationship with the Company. If the optionee dies or is disabled, the option will remain exercisable for a period of one year after the termination of employment or relationship with the Company.

     At the sole discretion of the Plan administrators, options granted under the 1999 Plan may contain resale provisions pursuant to which the purchaser of the common stock issued upon exercise of the option may he limited to sales of common stock in an amount which may not exceed 1% of the outstanding Company shares during any three-month period.

     The 1999 Plan includes options granted by the Company prior to its effective date, m accordance with the effective date of grant and other terms of each agreement with option holders. As of August 20, 1999, the Company had granted options to purchase an aggregate of 687,000 shares of common stock under the 1999 Plan, of which 130,000 were issued to directors of the Company and 300,000 to officers of the Company.


Item  5.  Security Ownership of Management and Certain
           Securityholders

     The following table sets forth the amount and the percentage of the Company's Common Stock owned of record or beneficially by each officer, director and holder of more than five percent of the voting interest in the Registrant.

                        As of December 31, 1999

Title                                 Amount and Nature
 of     Name and address of             of Beneficial    Percent of
Class    Beneficial Owner                 Ownership        Class*
______  ___________________               _________        _____

Common  Ian Basford                            -              -
        Suite 700 - 9925 109th St.
        Edmonton, AB, T5K 2J8, Canada

Common  Charles Martin                    2,250,000         17.43%
        2680 Cambridge St.
        Vancouver, BC, V8K 1L8, Canada

Common  Marcus Lemke                           -              -
        400, 609-14th St. N.W.
        Calgary, AB, T2N 2A1, Canada

Common  Tomislav Milinusic                  469,700          3.64%
        11 Paradise Estate
        Paradise Island
        Nassau, Bahamas

                             -30-
<PAGE





Title                                 Amount and Nature
 of     Name and address of             of Beneficial    Percent of
Class    Beneficial Owner                 Ownership        Class*
______  ___________________               _________        _____

Common  Tachyon Scientific Corp.          2,040,000         15.81%
        In Trust for Tomislav Milinusic
        P.O. Box N-3950
        2 Charlotte House, Charlotte St.
        Nassua, Bahamas

Common  Dr. Darryl Stewart                1,090,052**        8.45%
        Suite 700 - 9925 109th St.
        Edmonton, AB, T5K 2J8, Canada

Common  Milton Lemke                         10,500          0.08%
        Suite 700 - 9925 109th St.
        Edmonton, AB, T5K 2J8, Canada

Common  Shawna Sundal                          -              -
        Suite 700 - 9925 109th St.
        Edmonton, AB, T5K 2J8, Canada

Common  Banakor Swisse S.A.***            1,800,000         13.95%
        West Bay St.
        P.O. Box N10601
        Nassau, Bahamas

Common  Cede & Co.****                    2,763,900         21.42%
        55 Water St.
        New York, NY 10041

Common  David Fraser                      1,150,599          8.92%
        1200 - 999 West Hastings St.
        Vancouver, BC, V6C 2W2, Canada

Common  All officers and directors
          as a group                      5,860,252         45.42%
___________
*    Based upon shares outstanding prior to exercise of any
      options.
**   Includes 62,000 held by Darryl Stewart individually, and
      1,027,052 held jointly with Dolores Nord, his wife.
***  The Registrant has requested Banakor Swisse S.A. to disclose the names of its beneficial owners, but they have declined. **** The Registrant has no knowledge as to the beneficial ownership of street name shares held in this depository institution.

     As part of a private placement of a US$100,000 principal amount convertible debenture on September 1, 1999 with an unrelated investor t he Registrant issued a Option to that investor to purchase 80,000 shares of its Common Stock at US$0.62 per share through August 1, 2002.

     The Registrant has entered into Common Stock purchase option agreements with the following officers, directors and 10% or more voting rights holders under the terms indicated:

                                     No. of
                                     Common    Exercise  Expiration
Name of Holder        Title          Shares      Price      Date
______________      ___________      _______    _______    _______

Ian Basford         President &      200,000     $0.25     6/01/03
                     Director         50,000     $0.25     5/05/04

Charles Martin      CEO (former)     400,000     $0.25    12/01/04

Markus Lemke        CEO (current)    200,000     $0.25    12/01/04

Tomislav Milinusic  Director &        50,000     $0.25     5/05/04
                    Director ASIL     15,000     $0.25     8/20/04

Darryl Stewart      Director ASIL     15,000     $0.25     8/20/04

Shawna Sundal       Secretary &       10,000     $0.25     8/20/04
                    Secretary ASIL


Item  6.  Interest of Management and Others in Certain
           Transactions

     The following is a description of transactions which have taken place during the past two years, and any proposed transactions up to the date of this Registration Statement, which involve the Registrant and/or ASIL, and any of their officers, directors, principal shareholders, as described in Item 6., spouses of any of the above listed persons or relatives of any such persons or spouses living in the same residence as any such person.

     On October 8, 1999 the Registrant entered into a stock purchase agreement with Banakor Swisse S.A. (Banakor) of Nassau, Bahamas, an "accredited investor", pursuant to which the Registrant agreed to sell 1,200,000 restricted shares of its Common Stock, as defined in Rule 144, to Banakor Swisse S.A. at a price of US$0.25 per share in seven separate transactions due to be paid for as follow: $16,000 on October 24, 1999, $27,000 on November 24, 1999,
$41,000 on December 24, 1999, $30,000 on January 24, 2000, $15,000
on February 24, 2000, $24,000 on March 24, 2000 and $121,000 on
April 24, 2000. In the event that the $300,000 full payment is not received by the Registrant by April 24, 2000, the US$0.25 per share purchase price will immediately be adjusted to US$0.37 per share. As of the date of this registration statement, the Registrant has received all the required payments on time.

     On October 14, 1999, the Registrant entered into a services agreement with Banakor Swisse S.A., pursuant to which the Registrant agreed to retain Banakor to act as a public relations consultant for the Registrant outside of North America, in consideration of the payment to Banakor of US$150,000 by the Registrant in the form of 600,000 restricted shares of its Common Stock, as defined in Rule 144, at a price of US$0.25 per share. These shares were issued January 2, 2000, and are identified in "Item 5. Security Ownership of Management and Certain Security-holders", however, they do no appear in the financial statements of 1999 as the transaction did not occur until this year.

     On October 14, 1999, the Registrant also entered into an agreement with ChaseGlobal Capital, an affiliate of Banakor Swisse S.A., pursuant to which ChaseGlobal was retained for a period of seven months, beginning in April 2000, upon the completion of Banakor's $300,000 investment in the Registrant, described above, to act as financial advisor and consultant to the Registrant, and agreed to nominate the controller of ChaseGlobal as a member of the Registrant's Board of Directors. Payment for these services will be made in the form of restricted shares of the Registrant, as defined in Rule 144, at the rate of 20,000 shares per month at a deemed price of US$0.25 per share for a total of 140,000 shares.

     On November 24, 1999 the Registrant entered into a separation agreement with Charles Martin, former CEO, under which it retained Mr. Martin, through Martech Industries, a company owned by Mr. Martin, to provide certain management, administrative, and financial consulting services to the Registrant at the rate of US$5,000 per month, during a transition period of twelve months beginning December 1, 1999. In addition, and in consideration of the fact that Mr. Martin had served as the CEO of the Registrant from September 1996 through November 1999, at no salary, the Registrant granted to Mr. Martin an option to acquire 400,000 shares of the Registrant's Common Stock at an exercise price of US$0.25 per share, expiring December 1, 2004. The agreement also specifies a repayment plan by the Registrant to Mr. Martin of a number of interest-free loans made by Mr. Martin to the Registrant over a period of years, the unpaid principal amount of which totalled C$90,852 at November 31, 1999.


Item  7.  Description of Securities being Registered.

     A. Common Stock

     The Registrant is authorized to issue 50,000,000 shares of Common Stock, at $0.001 par value, of which, as of December 31, 1999, 12,902,239 shares are issued and outstanding and held of record by approximately 363 stockholders, per information as supplied by the Registrant's Transfer Agent, CJB Transfer Services of Englewood, Colorado. The Registrant cannot indicate, with any degree of accuracy, the number of shareholders which exist outside of those who have requested physical delivery of shares or are trading the stock on a daily basis.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Registrant's By-Laws require the favorable vote of at least a majority of all outstanding shares.

     Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities.

     The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

     (1) Description of Rights and Liabilities of Common
Stockholders

        i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Registrant may from time to time determine. The board of directors of the Registrant will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

        ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. There are a total of 50,000,000 authorized regular common shares.

        iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Registrant available for distribution to such holders.

        iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

        v. Conversion Rights - No shares of common stock are currently subject to outstanding options, Options, or other convertible securities.

        vi. Redemption rights - no redemption rights exist for shares of common stock.

        vii. Sinking Fund Provisions - No sinking fund provisions exist.
        viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer.

     (2) Potential Liabilities of Common Stockholders to State and Local Authorities

     No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines if non-compliance with these regulations are established.

     B. Preferred Stock

     There is no Preferred Stock authorized or issued.

     C. Debt Securities

     There are outstanding, at the date of this registration statement, US$100,000 principal amount of Convertible Redeemable Debentures bearing interest at the rate of 10% per annum and convertible into the Common Stock of the Registrant at a price of US$0.43 per share and due on October 14, 2002. In the event that the price of the Common Stock of the Registrant trades at a price equal to or exceeding US$2.00 per share for a period of 15 consecutive trading days, the Registrant shall have the right to convert all or part of the Debentures into Common Stock at its discretion, upon written notice to the holders. In connection with the above described Debentures, the Registrant also issued Options entitling the holder to purchase 80,000 shares of Common Stock at US$0.62 expiring October 15, 2002. The Registrant is not seeking to register, at the present time, either the Debentures described above nor the underlying shares into which they and/or the Options may be converted.

     D. Other Securities To Be Registered

     The Registrant is not registering any security other than its Common Stock.

                              PART II

Item  1.  Market Price of and Dividends on the Registrant's
           Common Equity and Related Stockholder Matters.

     There is currently a limited public market in the Registrant's Common Stock which is traded on the National Quotation Bureau's "Pink Sheet" system. Prior to August 1999, the Registrant's Common Stock was traded on the NASD's OTC Bulletin Board but was among the first group of stocks delisted from that trading medium in August because it did not become a reporting company with the Securities and Exchange Commission by the deadline established by the NASD.

     The Registrant believes that its common stock falls under the classification of a "penny stock", as that term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This rule imposes additional sales practice requirement on broker-dealers who sell such securities to persons, other that established customers and accredited investors, which are generally defined as institutions with assets in excess of US$5,000,000, or individuals with net worths in excess of US$1,000,000, or annual incomes exceeding US$200,000 or US$300,000 jointly with their spouse. For transactions covered by this rule, the broker-dealer must first make a special suitability determination for the purchaser and the transaction, prior to the sale. Consequently, the rule may affect the ability of brokers-dealers to sell the Registrant's securities and may also have a potentially adverse effect upon the ability of existing shareholders and new purchasers of the Registrant's securities to sell their shares in the secondary market.

     The following table provides information regarding the trading market for the Common Stock of the Registrant since it commenced trading on August 28, 1998 on the OTC Bulletin Board, and has since continued to trade on the Pink Sheet system.

                                                       Reported
      Quarter Ended     High      Low      Close        Volume*
      _____________   ________  ________  ________    _________
         9/30/98      $0.60     $0.125    $0.520        255,000
        12/31/98       0.60      0.15625   0.21875    1,829,000

         3/31/99       0.375     0.125     0.21875    1,594,400
         6/30/99       1.0625    0.09375   0.875      6,136,400
         9/30/99       1.03125   0.125     0.1875     2,014,200
        12/31/99       0.35      0.22      0.28         458,900
______________________
    *The reported volume is not necessarily a true indicator of the actual number of shares which have changed hands between retail buyers and sellers. Unlike an exchange, which operates as an auction market, the over-the-counter market is a dealer market in which securities broker/dealer firms act as marketmakers. As such, they generally buy shares at the bid price or some negotiated higher price from sellers, and resell those same shares to retail customers or other brokerage firms acting for their retail customers, at the offering price, or some lower negotiated price. As a result of how this market operates, the volumes indicated above are likely to represent approximately twice the actual number of shares traded, since marketmakers must count each purchase and each sale as a separate transaction, even though the same shares may be involved in both the purchase and the sale; or vice versa, if the dealer first sold shares he did not have in inventory in a short sale on the offer, and subsequently covered that short position through a purchase transaction. By comparison, stocks listed on an exchange are bought and sold in an auction market where the transactions generally take place at the best prices then available to the buyer and seller. As a result, the volumes shown for exchange-listed stocks generally represent actual numbers of shares traded between buyers and sellers, since most transactions result from matching of buy and sell orders entered by retail customers, and not between marketmakers and other dealers.

     The Registrant has not paid any cash dividends on its Common Stock since its inception. The Registrant anticipates that in the foreseeable future, earnings, if any will be retained for use in the business and it is not anticipated that any cash dividends will be paid.


Item  2.  Legal Proceedings

     On June 26, 1998 the Registrant and ASIL were served with a "Statement of Claim" (Complaint in a civil action) and were named as defendants along with Charles Martin, Martech Industries Inc., a corporation incorporated in British Columbia, Axion Software Inc. a corporation incorporated in Colorado, Tomislav Milinusic, Ian Basford and Brian Shearer. The Statement of Claim was filed in the Court of the Queen's Bench of Alberta in Edmonton by six plaintiffs, namely: Dirk Hiel, a former director of ASIL; John Pierce, Robert McNally, Donald Dixon, Ivan Dixon and Marlene Ray, all of whom are or were shareholders of the Registrant seeking damages from the defendants involving transactions entered into in 1995 and 1996 relating the initial acquisition of ASIL by the Registrant. The total damages for loss of investment and loss of profit alleged and sought against the group which includes the Registrant and ASIL total C$4,527,000. In essence, the plaintiffs claim that they were and are entitled to ownership of a greater number of shares of stock in the Registrant than they received at the time of the acquisition of ASIL by the Registrant because the final terms of the transaction were changed from what they believed them to be when they made their initial and subsequent investments relative to the acquisition transaction.

     The defendants filed their "Statement of Defence" (answer and counterclaim) on September 22, 1998, alleging that the plaintiffs were or should have been fully aware of all relevent facts related to their transactions and that the former director of ASIL who is one of the plaintiffs, acted improperly in his dealings with some of the other plaintiffs. The defendants seek C$21,057,500 in counterclaims against the plaintiffs.

     During the past 16 months, some progress has been made on the case but no settlement talks have taken place and no court date has been set. The management of the Registrant and ASIL do not believe that the claim has any merit and, as the outcome of this dispute is not determinable, no liability has been accrued at December 31, 1999.


Item  3.  Changes in and Disagreements with Accountants

     None


Item  4.  Recent Sales of Unregistered Securities.

     Between January 1, 1997 and the date of this Registration
Statement, the Registrant has sold or issued the following securities, none of which were registered under the Securities Act of 1933 (the "Act"):

     On January 1, 1997 the Registrant entered into a share exchange agreement with the shareholders of ASIL. The Registrant issued 4,000,000 shares of its Common Stock to the shareholders of ASIL in exchange for 100% of the 10,000 issued and outstanding shares of ASIL. At that point there were 8,900,000 shares of the Registrant's Common Stock outstanding. During the year ended December 31, 1997 the Registrant issued 152,000 shares for consideration of C$152,000 and 125,000 shares for consideration of US$125,000 (recorded at the exchange rate in effect at the time of issue equal to C$176,050). All of the securities issued in these transactions were and are believed to be exempt from registration under the Act, by reason of Section 4(2) thereof.

     On May 5, 1999, the Registrant issued 475,000 "restricted shares" of its Common Stock in consideration of C$126,091 to an "accredited investor" in the United States subject to Rule 144 of the Securities Act of 1933. The securities issued in this transaction were and are believed to be exempt from registration under the Act, by reason of Section 4(2) thereof.

     On October 8, 1999 the Registrant entered into a stock purchase agreement with Banakor Swisse S.A. of Nassau, Bahamas, an "accredited investor", pursuant to which the Registrant agreed to sell 1,200,000 restricted shares of its Common Stock, as defined in Rule 144, to Banakor Swisse S.A. at a price of US$0.25 per share in seven separate transactions due to be paid for as follow: $16,000 on October 24, 1999, $27,000 on November 24, 1999, $41,000 on
December 24, 1999, $30,000 on January 24, 2000, $15,000 on February
24, 2000, $24,000 on March 24, 2000 and $121,000 on April 24, 2000.
In the event that the $300,000 full payment is not received by the

Registrant by April 24, 2000, the US$0.25 per share purchase price will immediately be adjusted to US$0.37 per share. As of the date of this registration statement, the Registrant has received all the required payments on time.

     On October 14, 1999, the Registrant entered into a services agreement with Banakor Swisse S.A., pursuant to which the Registrant agreed to retain Banakor to act as a public relations consultant for the Registrant outside of North America, in consideration of the payment to Banakor of US$150,000 by the Registrant in the form of 600,000 restricted shares of its Common Stock, as defined in Rule 144, at a price of US$0.25 per share. These shares were issued January 2, 2000, and are identified in "Item 5. Security Ownership of Management and Certain Security-holders", however, they do no appear in the financial statements of 1999 as the transaction did not occur until this year.

     On December 24, 1999 the Registrant approved the issuance of 1,172,498 shares of its Common Stock to seven investors. Of the total, 275,700 were issued to Tomislav Milinusic, a director of the Registrant, of which 65,000 were an exercise of director's options, and the balance exchanged for debt; 15,000 were issued to Darryl Stewart for an exercise of director's options; and the balance of 1,092,498 were issued in exchange for debt as disclosed elsewhere herein


Item  5.  Indemnification of Directors and Officers

     Article 15 of the By-Laws of the Registrant provides for indemnification of each Officer and Director by the Registrant against suits by shareholders, other Directors or creditors of the Registrant unless such Officer or Director shall have been adjudicated in a court of law to have committed fraud or willful malfeasance. This indemnification shall not apply to suits filed under the Securities and Exchange Act of 1934 and amendments thereto, and is not to be construed in any manner which would run counter to the policy as set forth by the Securities and Exchange Commission.

     Section 78.751 of the Nevada General Corporation Laws provides as follows:

    78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

    1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equiva-lent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corpora-tion to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settle-ment and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corp-oration or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent juris-diction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sub-sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

    5. The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent juris-diction that he is not entitled to be indemnified by corpo-ration. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

    6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnifi-cation or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemni-fication, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemni-fication is against public policy as expressed in the Securi-ties Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appro-priate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             PART F/S

                                                               Page

Audited Financial Statements for the year
 ended December 31, 1997. . . . . . . . . . . . . . . . . . . . F-1

Audited Financial Statements for the year
 ended December 31, 1998. . . . . . . . . . . . . . . . . . . . F-19

Unaudited Financial Statements for the year
 ended December 31, 1999. . . . . . . . . . . . . . . . . . . . F-37

             Consolidated Financial Statements of:
                  AXION SPATIAL IMAGING INC.
             For the year endedn December 31, 1997

James J. Keiller
Professional Corporation
Chartered Accountant
                                                232 Ormsby Road East
                                                Edmonton, Alberta T5T 5X5

AUDITOR'S REPORT

To the Shareholders of:
Axion Spatial Imaging Inc.

I have audited the consolidated balance sheet of Axion Spatial Imaging Inc. as at December 31, 1997 and the consolidated statements of loss and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.

The comparative figures of the company's wholly owned subsidiary, Axion Spatial Imaging Ltd., were audited by another firm of Chartered Accountants.

                                                  /s/ James J. Keiller
                                                  Chartered Accountant
Edmonton, Alberta
May 29, 1998

AXION SPATIAL IMAGING INC.
Consolidated Balance Sheet
As at December 31, 1997
(Expressed in Canadian dollars)

                                                        1997        1996
ASSETS

Current assets
Cash                                                $  169,290  $
Accounts receivable                                     46,522       9,305
Inventories                                             25,138        -
Investment tax credits receivable (Note 5)             139,454     178,654
Prepaid expenses                                           841       4,973
                                                    __________  __________
                                                       211,955     362,222

Deferred development costs  (Note 6)                      -        305,193
Investment tax credits receivable (Note 5)              16,757      16,757
Investment in PPM 2000 Inc. (Note 7)                     7,908       7,908
Capital assets (Note 8)                                 28,886      38,729
                                                    __________    ________
                                                    $  265,506  $  730,809
                                                    ==========  ==========
LIABILITIES

Current liabilities
Bank indebtedness (Note 9)                          $   78,043  $   48,704
Short-term loans (Note 10)                              53,610        -
Accounts payable and accrued liabilities               248,164      98,483
Current portion of long-term debt (Note 11)             16,859      20,319
Current portion of convertible debentures (Note 12)    731,394        -
                                                    __________  __________

                                                     1,128,070     167,506
Long-term debt (Note 11)                                 9,656      23,954
Convertible debentures (Note 12)                        47,911     731,394
Advances from shareholders (Note 13)                   573,087     424,709
                                                    __________  __________
                                                     1,758,724   1,347,563
                                                    ==========  ==========
SHARE CAPITAL AND DEFICIT

Equity component of convertible debentures (Note 14)    33,990      31,901
Share capital (Note 15)                                335,766       7,716

Deficit                                             (1,862,974)   (656,371)
                                                    ___________ ___________
                                                    (1,493,218)   (616,754)
                                                    ___________ ___________
                                                    $  265,506  $  730,809
                                                    ==========  ==========
Approved by the Board:

/s/ Ian Basford  Director

AXION SPATIAL IMAGING INC.
Consolidated Statement of Loss and Deficit
For the year ended December 31
(Expressed in Canadian dollars)

                                                        1997        1996
                                                    __________ ___________
                                                               Four Months
                                                                 (Note 22)
Revenue (Note 21)
North American product sales                        $   44,551   $    -
German license revenue                                  51,009        -
Consulting services                                     53,375       4,160
                                                   ___________   _________
                                                       148,935       4,160
                                                   ___________   _________
Cost of goods sold
Production costs                                         3,605        -
Commissions                                                 16        -
Royalties                                               22,272        -
                                                   ___________   _________
                                                        25,893        -

Gross profit                                           123,042       4,160

Operating expenses - Schedule 1                        982,965     182,803
                                                   ____________  __________
Loss from operations                                  (859,923)   (178,643)

Other income (expense)
Gain (loss) on disposal of capital assets                 -         (3,686)
Investment tax credits receivable                         -          5,994
Deferred development costs written off  (Note 6)      (344,393)       -
Foreign exchange (loss)                                 (2,287)       -

Net loss for the period                             (1,206,603)   (176,335)

Deficit, beginning of period                          (656,371)   (480,036)
                                                   ____________  __________
Deficit, end of period                             $(1,862,974)  $(656,371)
                                                   ============  ==========
Basic and fully diluted loss per share (Note 17)        $(0.13)     $(0.04)
                                                   ============  ==========
Pro-forma basic loss per share (Note 17)                $(0.13)
                                                   ============  ==========

AXION SPATIAL IMAGING INC.
Consolidated Statement of Changes in Financial Position
For the year ended December 31
(Expressed in Canadian dollars)
                                                        1997        1996
                                                   ___________ ___________
                                                               Four Months
                                                                 (Note 22)
Cash provided by (used in):
Operating activities
  Net loss for the period                          $(1,206,603)  $(176,335)
  Items not affecting cash:
    Amortization of capital assets                      19,879       5,713
    Amortization of incorporation costs                   -          6,716
    Loss on disposal of capital assets                    -          3,686
    Deferred development costs written off             344,393        -
                                                   ___________   _________
                                                      (842,331)   (160,220)
  Net change in non-cash working capital
    Accounts receivable                                (37,217)     23,184
    Inventories                                        (25,138)       -
    Investment
    tax credits receivable                                -         69,091
    Prepaid expenses                                     4,132        (201)
    Accounts payable and accrued liabilities           149,681      12,422
                                                   ___________   _________
                                                      (750,873)    (55,724)
                                                   ___________   _________
Financing activities
  Proceeds from short-term loans                        53,610        -
  Proceeds from long-term debt                            -          8,400
  Repayment of long-term debt                          (17,758)    (11,369)
  Issuance of convertible debentures                    50,000     763,295
  Advances from shareholder                            148,378        -
  Issuance of common shares                            328,050        -
                                                   ___________   _________
                                                       562,280     760,326
                                                   ___________   _________
Investing activities
  Purchase of capital assets                           (10,036)    (12,771)
  Advances to related companies                           -       (381,416)
  Development costs deferred                              -       (119,528)
  Investment tax credits receivable                       -         (1,675)
                                                   ___________   _________
                                                       (10,036)   (515,390)
Net change in cash position                           (198,629)    189,212

Cash position, beginning of period                     120,586     (68,626)
                                                   ___________   _________
Cash position, end of period                           (78,043)    120,586
                                                   ===========   =========
Represented by:
Cash                                                      -        169,290
Bank indebtedness                                      (78,043)    (48,704)
                                                   $   (78,043)  $ 120,586
                                                   ===========   =========

AXION SPATIAL IMAGING INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 1997
(Expressed in Canadian dollars)

1. Description of Business

Axion Spatial Imaging Inc. (the "company" or "Axion Inc.") was incorporated on September 24, 1984 as Beta Tech Robotics Inc. in the State of Nevada. The company changed it's name on August 14, 1996. The company's principal business is the development and marketing of innovative software applications.

2. Going Concern

These financial statements have been prepared on the basis of a going concern, which contemplates that the company will be able to realize assets and discharge liabilities in the normal course of business.
However, the company has had recurring operating losses and the ability of the company to meet it's obligations will be dependent upon achieving profitable operations and/or obtaining additional working capital.

3. Accounting Policies

These financial statements have been prepared in accordance with
generally accepted accounting principles in Canada (GAAP).   The
preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements. The following accounting policies have been adopted where there are alternatives available under GAAP:

Principles of consolidation
The consolidated financial statements of the company include the accounts of the company and it's wholly owned subsidiary Axion Spatial Imaging Ltd. ("Axion Ltd.") which is incorporated under the Business Corporations Act (Alberta, Canada).

Revenue recognition
The company recognizes revenue and profits from software development contracts using the percentage of completion method.

Inventories
Inventories are recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Deferred development costs
The company has incurred costs on activities which relate to research and development of new products. Research costs are expensed as they are incurred. Development costs are also expensed unless they meet specific criteria related to technical, market and financial feasibility.

Long-term investments
The company follows the cost method of accounting for investments over which it does not exercise significant influence. If there is an other than temporary decline in value, these investments are written down to provide for the loss.

Capital assets
Capital assets are recorded at original cost. The company provides for amortization using the declining balance method applying rates which will amortize the original cost to the estimated salvage value over the useful life of each asset. The annual rates used are as follows:

 Office equipment   20%
 Computer equipment 50%
 Computer software  50%
 Automotive         30%

Income taxes
Income taxes are accounted for by the deferral method of income tax allocation.

Foreign currency translation
As the company's operations are conducted principally in Canada and transactions are primarily denominated in Canadian dollars, the company reports in Canadian dollars.

Foreign currency amounts are translated to Canadian dollars using the temporal method as follows:
 - monetary assets and liabilities at the exchange rate prevailing at the balance sheet date;
 - revenues and expenses at the average exchange rates for the year except for provisions for amortization which are translated on the same basis as the related assets; and
 -  other assets and liabilities at historical rates.

Gains or losses resulting from such conversions are charged to operations except that gains or losses on conversion to Canadian dollars of long-term monetary assets and liabilities are deferred and amortized over the remaining lives of the assets or liabilities.

Earnings per share
Basic earnings per share is calculated using the weighted average number of common shares outstanding.

Fully diluted earnings per common share reflects the dilutive effect of the conversion of the convertible debentures and the exercise of the stock options.

4. Acquisition of Axion Spatial Imaging Ltd.

On January 1, 1997 the company entered into an Agreement for Stock Exchange with the shareholders of Axion Ltd., a company incorporated in the province of Alberta, Canada, to acquire 100% of the shares of Axion Ltd. in exchange for 4,000,000 common shares of the company (representing 45% of post exchange shares outstanding). Management has determined the fair value of the 4,000,000 shares to be the cost amount of the Axion Ltd. shares exchanged which is $1,000. Axion Ltd.'s principal business is the development and marketing of innovative software applications.

The combination of these businesses has been accounted for using the pooling of interests method effective January 1, 1997, since an acquirer can not be identified. The following net liabilities were brought into the company by each of the combining companies:

                                                  Axion Inc.   Axion Ltd.
                                                  _________    _________
Cash                                              $ 169,110    $    -
Accounts receivable and prepaid expenses                769      192,162
Deferred development costs                             -         305,193
Due from Axion Ltd.                                 593,416         -
Capital and other assets                               -          63,394
                                                   ________     ________
Total assets                                        763,295      560,749
                                                   ________     ________
Less:
Current liabilities                                  (6,542)    (140,464)
Long-term debt                                         -         (44,273)
Convertible debentures                             (763,295)        -
Due to Axion Inc.                                      -        (593,416)
Advances from shareholders                             -        (424,709)
                                                   ________   __________
    Total liabilities                              (769,837)  (1,202,862)

Net liabilities                                   $  (6,542) $  (642,113)
                                                  =========  ===========

5. Investment Tax Credits Receivable

Subsequent to year end the company's claim for Scientific Research and Experimental Development investment tax credits was accepted by Revenue Canada for a reduced amount, resulting in a reduction to the refundable investment tax credits receivable of $39,200. Since the investment tax credits originally claimed were recorded as a reduction of deferred development costs, the reduction of the claim has been recorded as an increase to the deferred development costs.

6. Deferred Development Costs
                                                         1997        1996
                                                      _________    ________
Deferred development costs, beginning of period       $ 305,193   $ 225,782
Development costs deferred during the period               -        119,528
Investment tax credits receivable reduction
 (claimed) (Note 5)                                      39,200     (40,117)
Development costs written off during the period        (344,393)       -
                                                      _________    ________
Deferred development costs, end of period             $    -       $305,193
                                                      =========    ========

As a result of the uncertainty of predicting the success and the future benefits of new projects in a highly volatile market the company has written off previously deferred costs and is expensing current costs as incurred.


7. Investment in PPM 2000 Inc.

The company owns 51,059 Class A common shares in PPM 2000 Inc. representing a 5% interest. PPM 2000 Inc.'s primary business is the development and marketing of software for the security and protection industry.

8. Capital Assets
                                                         1997        1996
                            _____________________________________________
                                        Accumulated
                                  Cost  Amortization      Net         Net
                            __________  ____________  _______     _______
 Office equipment                1,673         6,830    4,843       5,289
 Computer equipment            128,091       106,832   21,259      31,910
 Computer software               2,284           571    1,713        -
 Automotive                      2,000           929    1,071       1,530
                            __________  ____________  _______     _______
                              $144,048      $115,162  $28,886     $38,729


9. Bank Indebtedness
                                                         1997        1996
                                                      _______     _______
Bank indebtedness consists of:
 Cash
 Cheques issued in excess of bank balance             $18,043     $28,704
 Revolving bank loan                                   60,000      20,000
                                                      _______     _______
                                                      $78,043     $48,704
                                                      =======     =======

The revolving bank loan bears interest at Bank of Nova Scotia prime rate ("Prime"), (6 % at December 31, 1997) plus 2% and is collateralized by a Registered General Security Agreement providing a floating charge over the assets of the company.

10. Short-term Loans

                                                         1997        1996
                                                      _______    ________
Short-term loans consist of:

 Demand promissory note                               $25,000    $   -
 U.S. $20,000 loan                                     28,610        -
                                                      _______    ________
                                                      $53,610    $   -
                                                      =======    ========

The demand promissory note bears interest at the Toronto Dominion Bank Select Line Base Rate (6.25% at December 31, 1997) minus .5%, payable quarterly. Collateral for the loan is a claim on the Scientific
Research and Experimental Development investment tax credits receivable. The loan is payable on demand to a shareholder of the company. The company plans to repay the loan upon receipt of the investment tax credits.

The U.S. $20,000 loan has no collateral, is non-interest bearing with no fixed terms of repayment.

11. Long-Term Debt
                                                         1997        1996
                                                      _______    ________

Bank of Nova Scotia loan repayable at $340 per month
plus interest at Prime (6% at December 31, 1997)
plus 1%, due  October 1999                            $ 7,480     $11,560

Bank of Nova Scotia loan repayable at $417 per month
plus interest at Prime plus 2%, due March 1999          6,250      11,250

Bank of Nova Scotia loan repayable at $194 per month
plus interest at Prime plus 1.75% due November 1999     4,644       6,972

Bank of Nova Scotia demand loan repayable at $235 per
month plus interest at Prime plus 2%                    5,580       8,400

Promissory note payable bearing interest at 12%,
unsecured, and due on demand                            2,561       6,091
                                                     ________     _______
                                                       26,515      44,273
Less amounts due within one year                      (16,859)    (20,319)
                                                     ________     _______
Balance due in 1999                                    $9,656     $23,954
                                                     ========     =======
Collateral for long-term debt is provided by:
a. a general security agreement over all the company's assets,
b. a personal guarantee from one of the company's shareholders,
c. chattel mortgages over specific equipment, and
d. assignment of insurance.

12. Convertible Debentures

The convertible, redeemable debentures bear interest which is to be calculated annually and paid quarterly in arrears at the prime rate as expressed in the Wall Street Journal on the last business day of the month.  The debentures are convertible into common shares at a conversion price of U.S. $2.00 when the company
becomes listed on a stock exchange.  The debentures have the following face amounts and maturity dates:
                                                         1997        1996
                                                    _________   _________

U.S. $50,000 debenture due September 25, 1998       $  68,095   $  68,095

Canadian debentures due September 25, 1998            695,200     695,200

Canadian debenture due March 20, 1999                  50,000        -
                                                    _________   _________
                                                      813,295     763,295

Less debentures presented as shareholders'
 equity (Note 14)                                     (33,990)    (31,901)
Less amounts due within one year                     (731,394)       -
                                                    _________    ________
Balance due in 1999                                 $  47,911    $731,394
                                                    =========    ========

In accordance with generally accepted accounting principles for compound financial instruments, $33,990 was ascribed to shareholders' equity.

Included in accounts payable and accrued liabilities is unpaid interest in arrears on debentures of $25,192 (1996 - $5,542).

During the period February 5, 1998 to March 7, 1998 the company offered the holders of the convertible debentures the option to convert their debentures at a price of U.S. $1.00 per share and waive their right to receive any unpaid or future interest payable. At the time of the offer no interest had been paid on the debentures. This conversion offer was exercised by debenture holders as follows:

    $68,095 (U.S. $50,000) of debentures were converted resulting in 50,000 new shares.
    $509,200 of debentures were converted resulting in 359,363 new shares.

13. Advances from Shareholders

Advances from shareholders are non-interest bearing, unsecured and due on demand. However, the shareholders have indicated that repayment will not be requested within the next fiscal year. Consequently, these advances have been classified as a non-current liability in the financial statements.

14. Financial Instruments

(a) Foreign currency rate risk:

The company is exposed to foreign currency risk to the extent that transactions and balances are denominated in currencies other than Canadian dollars.

(b) Credit risk:

    The company is exposed to credit risk to the extent of non-performance by third parties in the payment of amounts receivable.

(c) Interest rate risk:

    The company is exposed to interest rate risk to the extent that certain short and long-term liabilities bear interest at variable rates. For each 1% change in the rate of interest on variable rate loans, the change in annual interest expense is $9,403.

(d) Fair value:

    The company has estimated the fair value of its financial instruments which include cash, accounts receivable, investment tax credits receivable, investments, bank indebtedness, short-term loans, accounts payable and accrued liabilities, long-term debt, convertible debentures and amounts due to shareholders. The company has used valuation methodologies and market information available as of year end and has determined that for such financial instruments, the carrying amounts approximate fair value in all cases except the following:

      Advances from shareholders

      The company's $573,087 obligation to shareholders is non-interest bearing. As a result, the company believes the fair value of this obligation to be less than the carrying value at December 31, 1997. However, due to the uncertainty as to the eventual repayment date of this obligation, the company is unable to estimate the fair value.

(e) Convertible debentures:

    The company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the presentation and disclosure of compound financial instruments whereby the equity and liability components of the convertible debentures are presented separately. The company has estimated that the fair value of the conversion feature associated with the convertible debentures on the date of issuance was $33,990, which has been reflected as "Equity component of convertible debentures". The company's obligation to the convertible debenture holders for future interest and principal has been reflected as long-term debt carried at amortized cost.

15. Share Capital

Authorized:
50,000,000 common shares with a par value of U.S. $.001 per share
Issued:

                                   December 31, 1997       December 31, 1996
                                   Number      Amount      Number      Amount
                                  _________  ________     _________   _______
Balance, beginning of period (a)  4,910,000 $  7,716      4,910,000    $7,716

Share for share exchange (b)      3,990,000     -              -         -

Shares issued for cash (c)          277,000  328,050           -         -

Shares issued for intellectual
property (d)                         50,000     -              -         -
                                  _________  _______      __________  _______

Total issued during the period    4,317,000  328,050           -         -
                                  _________  _______      __________  _______
Balance, end of period            9,227,000 $335,766      4,910,000    $7,716
                                  ========= ========      ==========  =======

(a) Share capital at December 31, 1996 includes the following:
    Axion Spatial Imaging Inc. - 4,900,000 shares with stated capital of $6,716 Axion Spatial Imaging Ltd. - 10,000 shares with stated capital of $1,000

(b) On January 1, 1997 the Company entered into a share for share exchange with the shareholders of Axion Ltd. The Company issued 4,000,000 shares to the shareholders of Axion Ltd. in exchange for 100% of the 10,000 issued and outstanding shares of Axion Ltd.

(c) During the year the company issued 152,000 shares for consideration of $152,000 and 125,000 shares for consideration of U.S. $125,000 (recorded at exchange rate in effect at the time of issue - $176,050).

(d) Pursuant to an assignment of intellectual property rights agreement, the company has issued 50,000 shares in exchange for rights to a 3 dimensional LCD Glasses unit (the "invention"). Due to a dispute with the vendor, the company has not received the invention and the vendor has not accepted the shares. Management is attempting to settle the dispute by returning property rights to the vendor in exchange for the vendor's release of claim on the shares. The shares will then be cancelled, accordingly, these shares have been presented with no stated capital until such time as the company can settle the dispute.

(e) Subsequent to year end 409,363 new shares were issued upon conversion of $577,295 of convertible debentures (note 12).

Options outstanding are as follows:

Date of Grant      Number of Shares     Exercise Price     Expiry Date
March 10, 1997        350,000                 1.00         April 1, 1999
March 7, 1997          57,000                 1.00         April 1, 1999

16. Income Taxes

The company has accumulated unutilized non-capital loss carry forwards of $1,741,393, the potential benefit of which has not been recognized in these financial statements. These losses, which may be carried forward and used to reduce future income taxes, expire as follows:

        2000   $   11,347
        2001      286,805
        2002      334,163
        2003      211,899
        2004      897,179
               __________
               $1,741,393
               ==========
In addition, the company has Scientific Research and Experimental Development expenditures of $96,130 which are available for the reduction of future years' taxable income. These expenditures can be carried forward indefinitely.

17. Loss Per Share

The weighted average number of shares outstanding for purposes of calculating the loss per share is 8,954,304 (1996 - 4,910,000). Fully diluted loss per share does not reflect the potential dilution of convertible debentures and share options as the effect would be anti-dilutive.

The weighted average number of shares outstanding for purposes of calculating the pro-forma basic loss per share is 9,363,667. This figure reflects the shares issued on the convertible debentures after year end as if they had been converted at the beginning of the current year.

18. Royalty Commitments

The company is committed to pay royalties of 50% of net sales of it's 3D Atlas product. Royalties paid during the year under this agreement aggregated $22,272 (1996 - NIL). In addition the company is committed to pay royalties of 49% of net sales of it's Under African Skies product. Royalties paid during the year under this agreement aggregated NIL (1996 - NIL).

19. Lease Obligations

The company is obligated under the terms of a lease agreement for it's premises which expires on July 31, 2000. The minimum annual rental is $11,787 until August 1, 1999, at which time the rent increases to $13,752 for the remainder of the lease, plus a proportionate share of the operating costs and property taxes, which for 1998 are estimated by the landlord to be $24,996.

The company is obligated under the terms of various operating leases with various expiry dates for office equipment. The minimum annual lease payments are as follows:

        1998      $11,859
        1999        8,691
        2000        1,277

20. Related Party Transactions

During the year the company paid wages of $56,863 (1996 - NIL) to a director who controls a company owning 22% of the outstanding shares of Axion Inc. These transactions are in the normal course of business and are measured at exchange amount, which is the amount of consideration established and agreed to by the related parties.

21. Segmented Information

The company is active primarily in Canada. However, a significant portion of the company's revenues are derived from sales, to customers in Germany of the 3D Atlas product sold under license by a German distributor. There is no cost of goods sold associated with these sales since the distributor bears all costs for producing and packaging the product.

22. Comparative Figures

The comparative figures include only the four months ended December 31, 1996 for Axion Ltd. due to a change in year end from August to December. Certain of the comparative figures have been reclassified to conform to the presentation adopted for the current year.

23. Differences Between Canadian and United States Generally Accepted Accounting Principles

The company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant differences between Canadian and U.S. GAAP as they relate to the preparation of these financial statements are described below.

The effect of the differences between Canadian and U.S. GAAP on the company's net loss for the years ended December 31 is summarized as follows:

                                                       1997         1996
                                                  ____________  ___________
                                                                Four Months
                                                                (Note 22)

Net loss for the period under Canadian GAAP       $(1,206,603)  $ (176,335)
U.S.  GAAP
Deferred development costs (a)                        305,193      (79,411)
                                                  ___________   __________
Net loss for the period under U.S.  GAAP          $  (901,410)  $ (255,746)
                                                  ===========   ==========
Loss per share
Primary                                                $(0.10)      $(0.05)
Fully diluted                                          $(0.10)      $(0.05)
Weighted average number of shares outstanding
Primary                                             8,954,304    4,910,000
Fully diluted                                    $  9,363,667   $4,910,000
                                                 ============   ==========

The cumulative effect of these adjustments on shareholders' equity at December 31 is as follows:

                                                       1997         1996
                                                  ____________  ___________
                                                                Four Months
                                                                (Note 22)

Shareholders' equity (deficiency) under
Canadian GAAP                                     $(1,493,218)  $ (616,754)
U.S.  GAAP
Deferred development costs (a)                           -        (305,193)
Convertible debentures (b)                            (33,990)     (31,901)
                                                  ___________   __________
Shareholders' equity (deficiency) under U.S. GAAP $(1,527,208)  $ (953,848)
                                                  ===========   ==========
(a) Deferred development costs

    U.S. GAAP requires that development costs be expensed as incurred.

(b) Convertible debentures

    Canadian GAAP requires a portion of the convertible debentures to be classified as equity in accordance with the substance of the contractual arrangement at the time the debenture is issued. U.S. GAAP would classify the entire amount as a liability of the company.

23. Differences Between Canadian and United States Generally Accepted Accounting Principles (continued)

(c) Stock based compensation

    Stock based compensation is measured using the fair value based method of accounting under which compensation cost is measured at the grant date of the option based on the value of the award; compensation cost is recognized over the service period. Management estimates the fair value of options granted to be nil at the grant date and accordingly no compensation cost has been recognized.

(d) Income taxes

The major components of the net deferred tax asset are as follows:

                                                        1997        1996
                                                   _________  __________
Unutilized losses                                  $ 771,992   $ 386,271
Scientific Research and Experimental Development
expenditures                                          42,893      61,905
Valuation allowance                                 (814,885)   (448,176)

Net deferred tax asset                             $    -      $    -
                                                   =========   =========
(e) Other disclosures

Accounts receivable at December 31, 1997 include amounts of $23,642 and $7,463 due from single customers.

Accounts payable and accrued charges consists of:
                                                        1997        1996
                                                   __________ ___________

Trade accounts payable                             $  79,726   $  31,779
Accrued compensation                                  89,974      50,162
Accrued royalties                                     22,272        -
Accrued interest on debentures                        25,192       5,542
Accrued professional fees                             31,000      11,000
                                                  __________   _________
                                                   $ 248,164   $  98,483
                                                  ==========   =========

(f) Impact of new and impending U.S. GAAP accounting standards

    For 1998, new accounting standards concerning the reporting of segmented information and comprehensive income were issued in the United States.
    These new standards which will require increased disclosure will be effective beginning in 1998. The impact of these standards has not yet been determined.

                                                                    Schedule 1
AXION SPATIAL IMAGING INC.
Consolidated Schedule of Operating Expenses
For the year ended December 31
(Expressed in Canadian dollars)

                                                       1997         1996
                                                  ____________  ___________
                                                                Four Months
                                                                (Note 22)
Operating expenses
  Wages and salaries                                $689,245    $214,719
  Office supplies                                     61,447      13,676
  Professional fees                                   47,579       7,582
  Rent and occupancy costs                            42,603      13,720
  Automotive and travel                               25,199      16,306
  Amortization of capital assets                      19,879       5,713
  Interest on convertible debentures                  19,650       5,542
  Telephone                                           14,211       2,103
  Equipment rental                                    13,114       2,674
  Advertising and promotion                            9,812       4,162
  Bank charges and interest                            8,360       1,749
  Licenses and permits                                 7,927        -
  Meals and entertainment                              6,774        -
  Dues and memberships                                 6,416       2,992
  Insurance                                            5,734       3,015
  Interest on long-term debt                           2,457       1,662
  Miscellaneous                                        2,084        -
  Technical support                                      474        -
  Amortization of incorporation costs                   -          6,716
                                                    ________    ________
                                                     982,965     302,331

  Development costs deferred during the period          -       (119,528)
                                                    ________    ________
                                                    $982,965    $182,803
                                                    ========    ========

Axion Spatial Imaging Inc.
Consolidated Financial Statements
December 31, 1998

                                                 PricewaterhouseCoopers LLP
                                                 Chartered Accountants
                                                 Edmonton, Alberta  Canada

April 23, 1999


Auditors' Report

To the Shareholders of
Axion Spatial Imaging Inc.

We have audited the consolidated balance sheet of Axion Spatial Imaging Inc. as at December 31, 1998 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

The financial statements as at December 31, 1997 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 29, 1998.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2(a) to the financial statements. Our report to the shareholders dated April 23, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Consolidated Balance Sheet
as at December 31st, 1998
________________________________________________________________________________


                                                 1998         1998         1997
                                                 US$          Can$         Can$
                                            (note 2 (b))
Assets

Current assets
Accounts receivable                        $   79,511  $   121,691  $    46,522
Inventories                                    30,208       46,231       25,138
Prepaid expenses                                4,966        7,600          841
Investment tax credits recoverable               -            -         139,454
                                           __________  ___________  __________
                                              114,685      175,522      211,955
Investment tax credits recoverable               -            -          16,757
Investment in PPM 2000 Inc. (note 5)            5,167        7,908        7,908
Capital assets (note 6)                        13,623       20,850       28,886
                                           __________  ___________  ___________
                                              133,475      204,280      265,506
                                           ==========  ===========  ===========
Liabilities

Current liabilities
Bank indebtedness (note 7)                     59,000       90,300       78,043
Short-term loans (note 8)                      20,000       30,610       53,610
Accounts payable and accrued liabilities      199,307      305,040      248,164
Current portion of long-term debt (note         8,240       12,612       16,859
Current portion of convertible debenture      154,199      236,000      731,394
                                           __________  ___________  ___________
                                              440,746      674,562    1,128,070

Long-term debt (note 9)                          -            -           9,656

Convertible debentures (note 10)                 -            -          81,901

Advances from shareholders (note 11)          362,362      554,580      573,087
                                           __________  ___________  ___________
                                              803,108    1,229,142    1,792,714
Shareholders  Equity                       __________  ___________  ___________

Share capital (note 13)                       946,836    1,449,090      335,766
                                           __________  ___________  ____________
Deficit                                     1,616,471)  (2,473,952)  (1,862,974)
                                           __________  ___________  ____________
                                             (669,635)  (1,024,862)  (1,527,208)

                                           $  133,473  $   204,280  $  265,506
                                           ==========  ===========  ============

Approved by the Board of Directors

/s/ Ian Basford  Director                          Milinusic, Tomislav  Director

Consolidated Statement of Loss and Deficit
for the year ended December 31st, 1998
________________________________________________________________________________

                                                 1998         1998         1997
                                                 US$          Can$         Can$
                                             (note 2(b))
Revenue
Product sales                             $   193,449  $   296,073  $    95,560
Consulting services                            56,981       87,209       53,375
                                          ___________  ___________  ___________
                                              250,430      383,282      148,935
                                          ___________  ___________  ___________
Cost of goods sold
Production costs                               38,166       58,411        3,605
Commissions and royalties                      26,812       41,034       22,288
                                          ___________  ___________  ____________
                                               64,978       99,445       25,893
                                          ___________  ___________  ____________
Gross profit                                  185,452      283,837      123,042

Operating expenses (schedule 1)               572,400      876,058      982,965
                                          ___________  ___________  ____________
Loss from operations                         (386,948)    (592,221)    (859,923)
                                          ___________  ___________  ____________
Other income (expense)
Investment tax credits written off            (10,949)     (16,757)        -
Product development costs written                -            -        (344,393)
off (note 5)
Foreign exchange loss                          (1,307)      (2,000)      (2,287)
                                          ___________  ___________  ___________
                                              (12,256)     (18,757)    (346,680)
                                          ____________ ____________ ___________
Net loss for the year                        (399,204)    (610,978)  (1,206,603)

Deficit - Beginning of year                (1,217,267)  (1,862,974)    (656,371)
                                          ____________ ____________ ___________
Deficit - End of year                     $(1,616,471) $(2,473,952) $(1,862,974)
                                          ===========  ===========  ===========

Basic & fully diluted loss per
share (note 15)                           $    (0.04)  $    (0.07)  $    (0.13)
                                          ===========  ===========  ===========
Pro-forma basic loss per share (note 15)  $      N/A   $      N/A   $    (0.13)
                                          ===========  ===========  ===========

Consolidated Statement of Cash Flows
for the year ended December 31, 1998
________________________________________________________________________________

                                                 1998         1998         1997
                                                 US$          Can$         Can$
                                             (note 2 (b))

Cash provided by (used in)

Operating activities

Net loss for the year                       $(399,204)  $ (610,978) $(1,206,603)
Items not affecting cash
   Amortization of capital assets               8,881       13,592       19,879
   Investment tax credits written off          10,949       16,757         -
   Deferred development costs written off        -            -         344,393
                                            _________    _________  ____________
                                             (379,374)    (580,629)    (842,331)

Net change in non-cash working capital items
   Accounts receivable                        (49,114)     (75,169)     (37,217)
   Inventories                                (13,782)     (21,093)     (25,138)
   Investment tax credits receivable           91,119      139,454         -
   Prepaid expenses                            (4,416)      (6,759)       4,132
   Accounts payable & accrued liabilities      37,162       56,876      149,681
                                            _________    _________  ____________
                                             (318,405)    (487,320)    (750,873)
                                            =========    =========  ============
Financing activities

Proceeds from (repayment of) short-
 term loans                                   (15,028)     (23,000)      53,610
Repayment of long-term debt                    (9,084)     (13,903)     (17,758)
Issuance (conversion) of
 convertible debentures                      (361,430)    (553,168)      50,000
Advances from shareholders                    (12,092)     (18,507)     148,378
Issuance of common shares                     711,661    1,089,197      328,050
                                            _________   __________  ___________
                                              314,027      480,619      562,280
Investing activities

Purchase of capital assets                     (3,631)      (5,556)     (10,036)
                                            _________   __________  ____________
Increase in bank indebtedness                  (8,009)     (12,257)    (198,629)

Bank indebtedness - Beginning of year         (50,991)     (78,043)     120,586
                                            _________   __________  ____________

Bank indebtedness - End of year             $ (59,000)  $  (90,300) $   (78,043)
                                            =========   ==========  ============

Axion Spatial Imaging Inc.
Notes to Consolidated Financial Statements
December 31, 1998
________________________________________________________________________________

1   Description of business

Axion Spatial Imaging Inc. (the "company" or "Axion Inc.") was incorporated on September 24, 1984 as Beta Tech Robotics Inc. in the State of Nevada. The company changed its name on August 14, 1996. The company's principal business is the development and marketing of innovative software applications.


2   Basis of presentation

a) Going concern
These financial statements have been prepared on the basis of a going concern, which contemplates that the company will be able to realize assets and discharge liabilities in the normal course of business. However, the company has had recurring operating losses; has a working capital deficiency at December 31, 1998 of $499,040 (US$326,063) and, is overdue on the redemption of convertible debentures and accrued interest in the amount of $294,577 (US$192,471). Subsequent to December 31, 1998, the company obtained additional financing to retire convertible debentures and accrued interest in the amount of $169,142 (US$110,514). The ability of the company to meet its obligations will be dependent upon achieving profitable operations and/or obtaining additional working capital.

b) Translation of convenience The consolidated financial statements presented herein are expressed in Canadian dollars, and, solely for the convenience of the reader, have been translated into United States dollars for 1998 at the rate of CAN$1.5305 = US$1.00, the noon day rate at the Federal Reserve Bank of New York on December 31, 1998. This transaction should be construed as a representation that the Canadian dollar amounts shown could be so converted into United States dollars at CAN$1.5305 = US$1.00 or at any other rate.


3   Accounting policies

These financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Because the precise determination of many assets, liabilities, revenues and expenses are dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgement. Actual results could differ from those estimates. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Principles of consolidation
The consolidated financial statements of the company include the accounts of the company and it's wholly-owned subsidiary Axion Spatial Imaging Ltd. ("Axion Ltd.") which is incorporated under the Business Corporations Act (Alberta, Canada).

b) Revenue recognition
The company recognizes revenue and profits from software development contracts using the percentage of completion method.

c) Inventories
Inventories are recorded at the lower of cost, determined on a first in, first out basis, and net realizable value.

d) Development costs
The company incurs costs on activities which relate to research and development of new products. Research and development costs are expensed as they are incurred.

e) Long-term investments
The company follows the cost method of accounting for investments over which it does not exercise significant influence. If there is an other than temporary decline in value, these investments are written down to provide for the loss.

f) Capital assets
Capital assets are recorded at original cost. The company provides for amortization using the declining balance method applying rates which will amortize the original cost to the estimated salvage value over the useful life of each asset. The annual rates used are as follows:

Office equipment            20%
Computer equipment          50%
Computer software           50%
Automotive                  30%

g) Income taxes
Income taxes are accounted for by the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

h) Foreign currency translation
As the company's operations are conducted principally in Canada and transactions are primarily denominated in Canadian dollars, the company reports in Canadian dollars.

Foreign currency amounts are translated to Canadian dollars using the temporal method as follows:

    - monetary assets and liabilities at he exchange rate prevailing at the balance sheet date,

    - revenues and expenses at he average exchange rates for the year except for provisions for amortization which are translated on the same basis as the related assets; and

    -  other assets and liabilities at historical rates.
Gains or losses resulting from such conversions are charged to operations.

i) Earnings per share
   Basic earnings per share is calculated using the weighted average number of common shares outstanding.

   Fully diluted earnings per common share reflects the dilutive effect of the conversion of the convertible debentures and the exercise of the stock options.

4 Acquisition of Axion Spatial Imaging Ltd.

On January 1, 1997, the company entered into a Agreement for Stock Exchange with the shareholders of Axion Ltd., a company incorporated in the Province of Alberta, Canada, to acquire 100% of the shares of Axion Ltd. in exchange for 4,000,000 common shares of the company (representing 45% of post exchange shares outstanding). Management determined the fair value of the 4,000,000 shares to be the cost amount of the Axion Ltd. shares exchanged which is $1,000 (US$653). Axion Ltd.'s principal business is the development and marketing of innovative software applications.

The combination of these businesses was accounted for using the pooling of interest method effective January 1, 1997. The following net liabilities were brought into the company by each of the combining companies:

                                            Axion Inc.              Axion Ltd.
                                     __________________    ____________________
                                        US$       Can$        US$         Can$
Cash                               $ 110,496  $ 169,110  $    -     $      -
Accounts receivable and                  503        769    125,559      192,162
 prepaid expenses
Deferred development costs              -          -       199,413      305,193
Due from Axion Ltd.                  387,738    593,416
Capital and other assets                -          -        41,421       63,394
                                   _________  _________  _________  ___________
                                     498,737    763,295    366,393      560,749
                                   _________  _________  _________  ___________
Less
   Current liabilities                (4,275)    (6,542)   (91,779)    (140,464)
   Long-term debt                       -          -       (28,928)     (44,273)
   Convertible debentures           (498,737)  (763,295)
   Due to Axion Inc.                    -          -      (387,738)    (593,416)
   Advances from shareholders           -          -      (277,505)    (424,709)
                                   _________  _________  _________  ___________
                                    (503,012)  (769,837)  (785,950)  (1,202,862)
                                   _________  _________  _________  ___________

                                   $  (4,275) $  (6,542) $(419,557) $  (642,113)
                                    ========  =========  =========  ===========

5   Investment in PPM 2000 Inc.

The company owns 51,059 Class A common shares in PPM 2000 Inc. representing a 5% interest. PPM 2000 Inc.'s primary business is the development and marketing of software for the security and protection industry.

6   Capital assets

                                                   1998        1998       1997
                        _______________________________________________________
                                 accumulated
                          cost  amortization        net        net        net
                             $             $       Can$        US$       Can$

Office equipment         15,493         8,181      7,312      4,778      4,843
Computer equipment      129,828       117,896     11,932      7,796     21,259
Computer software         2,284         1,428        856        559      1,713
Automotive                2,000         1,250        750        490      1,071
                        _______       _______     ______     ______     ______
                        149,605       128,755     20,850     13,623     28,886
                        =======       =======     ======     ======     ======

7   Bank indebtedness

Bank indebtedness consists of:

                                                    1998       1998       1997
                                                    US$        Can$       Can$

Cheques issued in excess of bank balance          19,796     30,300     18,043
Revolving bank loan                               39,204     60,000     60,000
                                                  ______     ______     ______
                                                  59,000     90,300     78,043
                                                  ======     ======     ======

The revolving bank
 loan bears interest at Bank of Nova Scotia prime rate
("Prime"), (6% at December 31, 1998) plus 2% and is collateralized by a Registered General Security Agreement providing a floating charge over the assets of the company.


8   Short-term loans

Short-term loans consist of:
                          1998    1998    1997
                          US$     Can$    Can$

Demand promissory note                  25,000
US dollar loan          20,000  30,610  28,610
                        ______  ______  ______
                        20,000  30,610  53,610
                        ======  ======  ======

The US dollar loan has no collateral, is non-interest bearing and has no fixed terms of repayment.

9   Long-term debt
                                                        1998      1998      1997
                                                        US$       Can$      Can$

Bank of Nova Scotia loan, repayable at $340
   per month, plus interest at prime (6% at
   December 31, 1998) plus 1%, due October 1999        2,222     3,400     7,480

Bank of Nova Scotia loan, repayable at $417
   per month, interest at prime plus 2%, due
   March 1999                                            817     1,250     6,250

Bank of Nova Scotia loan, repayable at $194,
   plus interest at prime plus 1.75%, due
   November 1999                                       1,512     2,316     4,644

Bank of Nova Scotia demand loan, repayable
   at $235 per month, interest at prime plus 2%        1,803     2,760     5,580

Promissory note payable bearing interest at
   12%, unsecured and due on demand                    1,886     2,886     2,561
                                                       _____    ______    ______
                                                       8,240    12,612    26,515
Less:  Amounts due within one year                     8,240    12,612    16,859
                                                       _____    ______    ______
                                                        -         -        9,656
                                                       =====    ======    ======

Collateral for long-term debt is provided by:
a. a general security agreement over all the company's assets,
b. a personal guarantee form one of the company's shareholders,
c. chattel mortgages over specific equipment, and
d. assignment of insurance.

10  Convertible debentures

The convertible, redeemable debentures bear interest which is to be calculated annually and paid quarterly in arrears at the prime rate as expressed in the Wall Street Journal on the last business day of the month. The debentures are convertible into common shares at a conversion price of U.S. $2.00 per share. The debentures have the following face amounts and maturity dates:

                                                       1998      1998      1997
                                                       US$       Can$      Can$

US$50,000 debenture, due September 25, 1998            -         -       68,095

Canadian debentures, due September 25, 1998         154,199   236,000   695,200

Canadian debenture, due March 20, 1999                 -         -       50,000
                                                    _______   _______   _______
                                                    154,199   236,000   813,295
Less: Long-term amounts                                -         -      (81,901)
                                                    _______   _______   _______
                                                    154,199   236,000   731,394

Included in accounts payable and accrued liabilities is unpaid interest in arrears on debentures of $58,577 (1997 - $25,192).

During the period February 5, 1998 to March 7, 1998 the company offered the holders of the convertible debentures the option to convert their debentures at a price of U.S. $1.00 per share and waive their right to receive any unpaid or future interest payable. At the time of the offer no interest had been paid on the debentures. This conversion offer was exercised by debenture holders as follows:

   - $68,095 (US$50,000) of debentures were converted resulting in 50,000 new shares

   - $509,200 (US$332,711) of debentures were converted resulting in 359,363 new shares

Subsequent to December 31, 1998, the company retired an additional $130,000 (US$84,940) of convertible debentures plus accrued interest of $39,142 (US$25,574) as described in note 21.

11  Advances from shareholders

Advances from shareholders are non-interest-bearing, unsecured and due on demand. However, the shareholders have indicated that repayment will not be requested within the next fiscal year. Consequently, these advances have been classified as a non-current liability in the financial statements.

12  Financial instruments

a) Foreign currency rate risk
   The company is exposed to foreign currency risk to the extent that transactions and balances are denominated in currencies other than Canadian dollars.

b) Credit risk
   The company is exposed to credit risk to the extent of non-performance by third parties in the payment of amounts receivable.

c) Interest rate risk
   The company is exposed to interest rate risk to the extent that certain short and long-term liabilities bear interest at variable rates, For each 1% change in the rate of interest on variable rate loans, the change in annual interest expense is $3,372 (US$2,203).

d) Fair value
   The company has estimated the fair value of its financial instruments which include cash, accounts receivable, investment tax credits receivable, investments, bank indebtedness, short-term loans, accounts payable and accrued liabilities, long-term debt, convertible debentures and amounts due to shareholders. The company has used valuation methodologies and market information available as of year end and has determined that for such financial instruments, the carrying amounts approximate fair value in all cases except the follows:

e) Advances from shareholders
   The company's $554,580 (US$362,362; 1997 - $573,087)) obligation to shareholders is non-interest-bearing. As a result, the company believes the fair value of this obligation to be less than the carrying value at December 31, 1998. However, due to the uncertainty as to the eventual repayment date of this obligation, the company is unable to estimate the fair value.

13  Share capital

Authorized
   50,000,000 common shares with a par value of U.S. $.001 per share

Issued
                                                      1998                 1997
                               _________________________________________________
                                     #       US$      Can$        #        Can$
Balance   Beginning of period   9,227,000  219,390   335,766  4,910,000    7,716
                               __________  _______  ________  _________  _______

Shares issued on conversion of
  convertible debentures as
  described in note 11            409,363  377,205   577,295       -        -
Shares issued in exchange for
  debt                            378,378  350,241   536,029       -        -
Share for share exchange             -        -         -     3,990,000     -
Shares issued for cash               -        -         -       277,000  328,050
Shares issued for intellectual
  property                           -        -         -        50,000     -

                                  787,741  727,446 1,113,324  4,317,000  328,050
                               __________  _______ _________  _________  _______
Balance End of year            10,014,741  946,836 1,449,090  9,227,000  335,766
                               ==========  ======= =========  =========  =======

On January 1, 1997 the company entered into a share for share exchange with the shareholders of Axion Ltd. The company issued 4,000,000 shares to the shareholders of Axion Ltd. in exchange for 100% of the 10,000 issued and outstanding shares of Axion Ltd.

During the year ended December 31, 1997, the company issued 152,000 shares for consideration of $152,000 and 125,000 shares for consideration of US$125,000 (recorded at exchange rate in effect at the time of issued -$176,050).

Pursuant to an assignment of intellectual property rights agreement, the company has issued 50,000 shares in exchange for rights to a 3 dimensional LCD Glasses unit (the "invention"). Due to a dispute with the vendor, the company has not received the invention and the vendor has not accepted the shares. Management is attempting to settle the dispute by returning property rights to the vendor in exchange for the vendor's release of claim on the shares. The shares will then be cancelled, accordingly, these shares have been presented with no stated capital until such time as the company can settle the dispute.

Options outstanding are as follows:

Date of Grant              Number of shares     Exercise price   Expiry date
                                    #                US$

March 10, 1997                   350,000             1.00        April 1, 1999
March 7, 1997                     57,000             1.00        April 1, 1999

14  Income taxes

The company has accumulated unutilized non-capital loss carry forwards of approximately $1,394,214 (US$910,969); the potential benefit of which has not been recognized in these financial statements. These losses, which may be carried forward and used to reduce future income taxes, expire as follows:

                        US$                Can$
    2001               7,414              11,347
    2002             187,398             286,805
    2003             218,342             334,163
    2004             138,455             211,899
    2005             359,360             550,000
                    ________           _________
                     910,969           1,394,214
                    ========           =========

In addition, the company has Scientific Research and Experimental Development expenditures of $96,130 (US$62,811) which are available for the reduction of future years' taxable income. These expenditures can be carried forward indefinitely.


15  Loss per share

The weighted average number of shares outstanding for purposes of calculating the loss per share is 9,630,796 (1997 - 8,954,304). Fully diluted loss per share does not reflect the potential dilution of convertible debentures and share options as the effect would be anti-dilutive.

The weighted average number of shares outstanding for the purpose of calculating the pro-forma basic loss per share in 1997 is 9,363,667. This figure reflects the shares issued after year end on the conversion of debentures as if they had been converted at the beginning of the year.


16  Lease obligations

The company is obligated under the terms of the lease agreement for it's premises which expires on July 31, 2001. The minimum annual rental is $11,787 (US$7,702) until August 1, 1999, at which time the rent increases to $13,752 (US$8,986) for the remainder of the lease, plus a proportionate share of the operating costs and property taxes, which for 1999 are estimated by the landlord to be $24,996 (US$16,332).

The company is obligated under the terms of various operating leases with various expiry dates for office equipment. The minimum annual lease payments are as follows:

                    US$            Can$

    1999           7,749          11,859
    2000           5,679           8,691
    2001             834           1,277

17  Contingent liability

On June 26, 1998, the company was served with a statement of claim alleging that certain shares of the company are beneficially owned by the plaintiffs. The amount of the claim is $4,527,000 (US$2,957,942). The company has filed a statement of defence and a counterclaim. As management does not believe that the claim has any merit and as the outcome of this dispute is not determinable, no liability has been accrued at December 31, 1998.


18  Subsequent event

Subsequent to December 31, 1998, the company issued a Convertible Debenture in the amount of $166,850 (US$109,020) due April 14, 2000. The debenture bears interest at 8% per annum and is convertible, at the option of the holder, to common shares at a price of US$0.50 per share. Proceeds from the debenture were used to retire existing debentures as described in note 11 and accrued interest in the amount of $169,142 (US$110,514).


19  Comparative figures

The comparative figures for the year ended December 31, 1997, were reported on by another chartered accountant. Certain of the comparative figures have been reclassified to conform to the presentation adopted for the current year.

Axion Spatial Imaging Inc.
Consolidated Schedule of Operating expenses
For the year ended December 31, 1998
________________________________________________________________________________


                                                1998         1998         1997
                                                US$          Can$         Can$
                                            (note2 (b))
Operating expenses

Wages, salaries and subcontract             $403,477     $617,521     $689,245
Office, postage and courier                   28,983       44,357       61,447
Rent and occupancy costs                      25,925       39,678       42,603
Interest on convertible debentures            21,813       33,385       19,650
Professional fees                             20,046       30,681       47,579
Automotive and travel                         12,238       18,731       25,199
Equipment rental                              10,672       16,333       13,114
Bank charges and interest                     10,259       15,702        8,360
Telephone                                      8,899       13,620       14,211
Amortization of capital assets                 8,881       13,592       19,879
Interest on long-term debt                     4,556        6,973        2,457
Advertising and promotion                      3,679        5,630        9,812
Meals and entertainment                        3,630        5,555        6,774
Miscellaneous                                  3,454        5,287        2,558
Insurance                                      3,385        5,181        5,734
Licenses and permits                           1,358        2,079        2,973
Education                                        689        1,055         -
Dues and memberships                             240          367       11,370
Bad debts                                        216          331         -
                                            ________     ________     ________

                                            $572,400     $876,058     $982,965
                                            ========     ========     ========

                          Axion Spatial Imaging Inc.
                       Consolidated Financial Statements
                                  (Unaudited)
                              December 31st, 1999

Axion Spatial Imaging Inc.
Consolidated Balance Sheet
(Unaudited)
As at December 31st, 1999
______________________________________________________________________________

                                      1999         1999         1998
                                       US$         Can$         Can$
                                   (Note 1)
Assets

Current assets
Accounts receivable            $    43,401  $    63,019  $   121,691
Inventories                             50           73       46,231
Prepaid expenses                     4,765        6,919        7,600
                               ___________  ___________  ___________
                                    48,217       70,011      175,522

Investment in PPM 2000 Inc.          5,446        7,908        7,908
Capital assets                      10,901       15,828       20,850
                               ___________  ___________  ___________
                                    64,564       93,747      204,280
                               ===========  ===========  ===========

Liabilities

Current liabilities
Bank indebtedness              $     3,189  $     4,630  $    90,300
Accounts payable and
 accrued liabilities               188,689      273,978      305,040
Notes payable                       24,405       35,436       30,610
Current portion of long
 term debt                            -            -          12,612
Current portion of
 convertible debentures             73,002      106,000      236,000
                               ___________  ___________  ___________
                                   289,284      420,044      674,562

Convertible debentures             102,141      148,310         -

Advances from shareholders         152,396      206,449      554,580
                               ___________  ___________  ___________
                                   543,821      774,803    1,229,142
                               ___________  ___________  ___________

Shareholders' Equity

Share capital                    1,668,254    2,437,154    1,449,090
Deficit                         (2,147,511)  (3,118,210)  (2,473,952)
                               ___________  ___________  ___________
                                  (479,257)    (681,056)  (1,024,862)
                               ___________  ___________  ___________

                               $    64,564  $    93,747  $   204,280
                               ===========  ===========  ===========

Axion Spatial Imaging Inc.
Consolidated Statement of
Loss and Deficit
(Unaudited)
As at December 31st, 1999

                                      1999        1999          1998
                                       US$        CAN$          CAN$
                                   (Note 1)

Revenue
Product sales                  $    78,643  $   114,190  $   296,073
Contract sales                     331,944      481,987       87,209
                               ___________  ___________  ___________
                                   410,587      596,177      383,282
                               ___________  ___________  ___________
Cost of goods sold
Production Costs                    36,267       52,660       58,411
Commissions and Royalties            5,724        8,311       41,034
                               ___________  ___________  ___________
                                    41,991       60,971       99,445
                               ___________  ___________  ___________

Gross profit                       368,596      535,206      283,837
Operating expenses (schedule1)     812,297    1,179,464      894,815
                               ___________  ___________  ___________

Net loss for the period           (443,700)    (644,258)    (610,978)
                               ___________  ___________  ___________

Deficit - Beginning of
 Period                         (1,703,811)  (2,473,952)  (1,862,974)
                               ___________  ___________  ___________
Deficit - End of Period         (2,147,511)  (3,118,210)  (2,473,952)
                               ===========  ===========  ===========
Basic loss per share                 (0.03)       (0.05)       (0.07)
                               ===========  ===========  ===========
Diluted loss per share         $       N/A  $       N/A  $       N/A
                               ===========  ===========  ===========

Axion Spatial Imaging Inc.
Consolidated Statement of Cash Flows
(Unaudited)
As at December 31st, 1999
______________________________________________________________________________



                                           1999        1999        1998
                                            US$        Can$        Can$
                                        (Note 1)
Cash provided by (used in)

Operating activities

Net loss for the period               $(443,700)  $(644,258)  $(610,978)
Items not effecting cash
   Amortization of capital assets         4,722       6,856      13,592
   Investment tax credits written off      -           -         16,757
                                      _________   _________   _________
                                       (438,979)   (637,402)   (580,629)
Net change in non-cash working
 capital items
   Accounts receivable                   40,407      58,671     (75,169)
   Inventories                           31,788      46,157     (21,093)
   Investment tax credits                  -           -        139,454
   Prepaid expenses                         469         681      (6,759)
   Accounts payable and accrued
     liabilities                        (21,393)    (31,063)     56,876
                                      _________   _________   _________
                                       (387,708)   (562,956)   (487,320)
Financing activities

Proceeds from (repayment of)
  short-term debt                         3,326       4,829     (23,000)
Proceeds from (repayment of)
  long-term debt                         (8,686)    (12,612)    (13,903)
Proceeds from (repayment of)
  convertible debentures                 12,610      18,310    (553,168)
Advances from (to) shareholders        (229,544)   (348,131)    (18,507)
Issuance of common shares               670,266     988,064   1,089,197
                                      _________   _________   _________
                                        447,972     650,460     480,619
                                      _________   _________   _________
Investing activities
Purchase of capital assets               (1,263)     (1,834)     (5,556)
                                      _________   _________   _________
Increase in cash                         59,001      85,670     (12,257)

(Bank indebtedness) - Beginning of
  period                                (62,190)    (90,300)    (78,043)
                                      _________   _________   _________
(Bank indebtedness) - End of period   $  (3,189)  $  (4,630)  $ (90,300)
                                      =========   =========   =========

Axion Spatial Imaging Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Unaudited)
As at December 31st, 1999
______________________________________________________________________________

                                                                       1999
                                  Share                 Deficit       Total
                                Capital #       Can$       Can$        Can$
                               __________ __________ ____________ ____________
1999
Balance - Begin of period      10,014,741 $1,449,090 $(2,473,952) $(1,024,862)
issued on conversion of
 debentures                             0          0           0            0
issued in exchange of  debt     1,282,498    716,935           0      716,935
issued in exchange of finance     595,270    241,742           0      241,742
issued on exercise of options      80,000     29,387           0       29,387
issued to escrow (note 2)         929,730          0           0            0
Net loss for the period                 0          0    (644,258)    (644,258)
                               __________ __________ ____________ ___________
Balance - End of Period        12,902,239 $2,437,154 $(3,118,210) $  (681,056)
                               ========== ========== ============ ===========

                                                                       1998
                                  Share                 Deficit       Total
                                Capital #       Can$       Can$        Can$
                               __________ __________ ____________ ____________
1998
Balance - Begin of period       9,227,000    335,766  (1,862,974)  (1,527,208)
issued on conversion of debent    409,363    577,295           0      577,295
issued in exchange of debt        378,378    536,029           0      536,029
issued in exchange of finance           0          0           0            0
issued on exercise of options           0          0           0            0
Net loss for the period                 0          0    (610,978)    (610,978)
                               __________ __________ ____________ ____________
Balance - End of Period        10,014,741 $1,449,090 $(2,473,952) $(1,024,862)
                               ========== ========== ============ ============

Axion Spatial Imaging Inc.                                          Schedule 1
Consolidated Schedule of Operating Expenses
(Unaudited)
As at December 31st, 1999
______________________________________________________________________________

                                           1999        1999        1998
                                            US$        Can$        Can$
                                        (Note 1)

Operating expenses
Wages, salaries and subcontract        $485,506    $704,960    $617,521
Office, postage and courier              15,799      22,941      44,357
Rent and occupancy costs                 31,984      46,441      39,678
Interest on convertible debentures       21,263      30,874      33,385
Professional fees                        74,649     108,391      30,681
Automotive and travel                     7,169      10,410      18,731
Equipment rental                         20,058      29,125      16,333
Bank charges and interest                17,771      25,803      15,702
Telephone                                10,877      15,794      13,620
Amortization of capital assets            4,722       6,856      13,592
Interest on long-term debt               20,010      29,055       6,973
Advertising and promotion                12,390      17,991       5,630
Meals and entertainment                   1,514       2,198       5,555
Miscellaneous                              (384)       (558)      5,287
Insurance                                 3,442       4,998       5,181
Licenses and permits                      2,417       3,509       2,079
Education                                    75         109       1,055
Dues and memberships                        (39)        (57)        367
Finance Charge                           55,980      81,284           0
Bad debts                                27,093      39,340         331
                                        _______   _________    ________
                                       $812,297  $1,179,464    $876,058
                                       ========  ==========    ========

Axion Spatial Imaging Inc.
Note to Consolidated Financial Statements
(Unaudited)
As at December 31st, 1999
______________________________________________________________________________


1   Basis of presentation

    These financial statements have been prepared by management in accordance with United States generally accepted accounting principles. The consolidated financial statements presented herein are expressed in Canadian dollars, and, solely for the convenience of the reader, have been translated into United States dollars for 1999 at the rate of Can$1.4519 = US$1.00, the interbank day rate on December 31st, 1999. This presentation should not be contrued as a representation that the Canadian dollar amounts shown could be so converted into United States dollars at Can$1.4519 = US$1.00 or any other rate.

2  Shares in escrow

    929,730 shares were placed in escrow in the name of Banakor Swisse, these shares will be fully released from escrow by April 24th, 2000 as financing is received by the company.

                              PART III

                           Exhibit Index

Exhibit             Name and/or Identification
   #                         of Exhibit
_______             __________________________

   2.    Charter and By-Laws

     2.1    Articles of Incorporation of the Registrant as
             Numeric Two Incorporated, filed September 27,
             1984

     2.2    Amendment to the Articles of Incorporation filed
             July 10, 1985 changing name to Beta Tech
             Robotics, Inc.

     2.3 Certificate of Amendment of Articles of Incorpo-ration filed August 14, 1996 changing name to Axion Spatial Imaging Inc.

     2.4    By-Laws of Axion Spatial Imaging Inc. (formerly
             Beta Tech Robotics, Inc.)

   3.    Instruments Defining the Rights of Security Holders
          Those included in exhibit 2

   5.    Voting Trust Agreement and Amendments
          None.  Not Applicable

   6.    Material Contracts

     6.1    Compensation Plans

        6.11 Employment Agreement for Ian Basford, President of Axion Spatial Imaging Inc., President of
              Axion Spatial Imaging Ltd.

        6.12 Employment Agreement for Markus Lemke

     6.2    Axion Spatial Imaging, Inc. 1999 Stock Option Plan

     6.3    Convertible Debenture Agreement
             (general form)

     6.4    Stock Purchase Agreement between Axion Spatial
             Imaging Inc. and Banakor Swisse S.A. dated
             October 8, 1999

     6.5    Agreement between Axion Spatial Imaging Inc. and
             Banakor Swisse S.A. dated October 14, 1999

     6.6    Agreement between Axion Spatial Imaging Inc. and
             ChaseGlobal Capital dated October 14, 1999

     6.7    Separation Agreement for Charles Martin dated
             Nov. 24, 1999

     6.8    Axion Spatial Imaging, Inc. Stock Purchase Option
             (general form)

   7.    Material Foreign Patents
          None. Not Applicable

  12.    Additional Exhibits
          None.

  27.    Financial Data Schedule

                          SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                     Axion Spatial Imaging Inc.
___________________________________________________________________
                            (Registrant)

      February 16, 2000
Date ________________________


      Ian Basford
_______________________________
   Ian Basford
   President and Chief Financial Officer


      Markus Lemke
_______________________________
   Markus Lemke
   Chief Executive Officer

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